Exhibit 99.1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of December 19, 2013 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2013.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2013. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: 100 F Street, NE, Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance & Treasury Board, Deputy Minister of Finance & Treasury Board, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 19, 2013 the closing spot rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.0666. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2013” and “2012-2013” refers to the fiscal year ending March 31, 2013, and unless otherwise indicated, “2012” means the calendar year ended December 31, 2012. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2008	2009	2010	2011	2012
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$35,467	$35,254	$37,073	$38,147	$38,397
Household Income	31,352	31,845	32,740	34,432	34,721
Capital Expenditures	6,198.8	6,538.9	7,305.7	7,112.7	6,791.8
Annual Increase in Consumer Price Index	3.0%	-0.2%	2.2%	3.8%	2.0%
Population by July 1 (in thousands)	935.9	938.2	942.1	944.5	945.1
Unemployment Rate	7.7%	9.2%	9.3%	8.8%	9.0%

Revenues and Expenses – Consolidated Entity	Fiscal Year Ended March 31
	Restated	Restated	Restated	Restated
	2009 (1)	2010 (2)	2011 (3)	2012 (4)	2013

Revenues	$8,836.2	$8,872.0	$9,561.3	$9,390.9	$9,749.8
Current Expenses	9,169.8	9,499.3	9,333.8	10,019.3	10,404.4

Surplus (Deficit) from Governmental Units	(333.6)	(627.2)	227.4	(628.4)	(654.6)
Net Income from Government Business Enterprises	359.6	358.7	358.0	369.4	352.1

Provincial Surplus/(Deficit)	$26.0	($268.5)	$585.4	($259.0)	($302.5)

Public Sector Funded Debt	As at March 31
	2009	2010	2011	2012	2013
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt	$12,180.1	$13,332.0	$14,611.5	$14,983.1	$15,350.0
Miscellaneous Debt	4.3	4.0	4.2	5.8	11.3
Sub Total	12,184.4	13,336.0	14,615.7	14,988.9	15,361.3

Total Guaranteed Debt	201.6	194.1	171.9	155.1	143.3
Total Consolidated Entity Funded Debt	12,386.0	13,530.0	14,787.6	15,144.1	15,504.6

Less: Sinking Funds, Public Debt Management Fund	2,211.7	2,204.2	2,394.6	2,539.0	2,694.2

Net Public Sector Funded Debt	$10,174.2	$11,325.8	$12,393.0	$12,605.1	$12,810.4

Per Capita ($)	$10,871.5	$12,071.9	$13,155.0	$13,346.2	$13,555.1
As a Percentage of:
Household Income (5)	32.5%	35.6%	37.8%	36.6%	36.9%
Gross Domestic Product at Current Market Prices	28.7%	32.1%	33.4%	33.0%	33.4%

(1)	Restated to reflect accounting changes in fiscal year 2009-2010. See “Government Finance – Accounting Changes and Corrections to the 2010 Accounts”.
(2)	Restated to reflect Accounting Changes and corrections to errors to personal income tax and corporate income tax revenues contained in originally released financial statements for 2009-2010. See “Government Finance – Accounting Changes and Corrections to the 2010 Accounts.
(3)	Restated to reflect accounting changes in fiscal year 2011-2012. See “Government Finance – Accounting Changes to the 2012 Accounts”.
(4)	Restated to reflect accounting changes in fiscal year 2012-2013. See “Government Finance – Accounting Changes to the 2013 Accounts”.
(5)	Population as of July 1 of the preceding calendar year Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at market prices are for the previous calendar year.

MAP

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 940.8 thousand as of July 1, 2013, and represented 2.7% of Canada’s population of 35.2 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 413.7 thousand as of July 1, 2012. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last Provincial general election was held on October 8, 2013. The Liberal Party was elected to a majority government and holds 33 seats in the House of Assembly. The official opposition in the House of Assembly is the Progressive Conservative Party with 11 seats and the New Democratic Party holds 7 seats.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are five levels of courts in the Province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government has exclusive jurisdiction to regulate:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

General Issues

Current Issues Concerning Native Persons

The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.

In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy – Goods Producing Industries – Fisheries” for further details.

In February 2007, the Mi’kmaq of Nova Scotia, the Federal Government and the Province signed a Framework Agreement that established a long-term negotiation process to resolve issues pertaining to Mi’kmaq treaty rights, Aboriginal rights and Aboriginal title. The Framework Agreement identifies the issues to be negotiated, goals, procedures and a time-table for negotiations. The first step in the negotiations will be to conduct a preliminary review of each topic and develop the key questions and issues in more detail. The Province, Canada and the Mi’kmaq signed a Consultation Terms of Reference in August of 2010 which provides a non-binding process for negotiations among the parties. This process is continuing.

Litigation

Residents and former residents of neighborhoods surrounding the former steel plant and coke ovens in Sydney, Nova Scotia have brought a class action against the Province. Canada is co-defendant. The plaintiffs seek damages for harm to property based on soil contamination and risk of health issues related to air emissions and soil contamination as a result of emissions from the operation of the steel plant and coke ovens owned and operated by Sydney Steel Corporation. The plaintiffs also seek establishment of a fund for health education for the public and medical community, and for an epidemiology study to establish health risks. Additional claims include negligence, strict liability, nuisance, battery and trespass related to the air emissions, breach of fiduciary duty based on public statements that it was as safe to live in Sydney as any urban area. The proceeding was certified as a class proceeding, but the Court of Appeal overturned the certification. The Province expects the plaintiffs will seek leave to appeal to the Supreme Court of Canada. The Plaintiffs have 60 days from the date of the Court of Appeal decision to file a leave to appeal application. We are unable to estimate the likelihood of success or loss at this stage of the proceedings.

The Pictou Landing First Nation has commenced a lawsuit against the Province, Northern Pulp (the current owner of the pulp mill located at Abercrombie, Pictou County, Nova Scotia) and all former owners of the mill. The claim relates to effluent which has contaminated Boat Harbor near the Pictou Landing First Nation. Pictou Landing First Nation filed and served a statement of claim in 2010. In November 2013 the plaintiff issued a notice of motion to seek costs from the Province in advance to fund its future cost of litigation. A hearing on the motion is scheduled for January 2014. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

Residents and spouses of residents of nursing homes (or their estates) in the Province have commenced a class action lawsuit against the Province seeking damages for misfeasance in public office, fraudulent misrepresentation and deceit, negligent misrepresentation, breach of fiduciary duty, equitable fraud, unjust enrichment and various Charter claims resulting from the introduction of the Single Entry Access System between February 1, 2001 and January 1, 2005 that required payment by the residents of their health care costs while in a nursing home. Approximately 100 people have joined in the class action lawsuit to date. The proceeding has been certified, in part, as a class proceeding. The Province is unable to assess the likelihood of loss at this time.

A class action claim has been made by various individuals who were residents of the Nova Scotia Home for Coloured Children against the Attorney General of Nova Scotia and various former agencies with respect to allegations of sexual, physical and mental abuse ranging in dates from the 1940s to the 1980s, based on the grounds of negligence, vicarious liability, breach of fiduciary duty and “systemic abuse.” The proposed class to date includes at least 155 claimants. A certification hearing for the proposed class action occurred in the Supreme Court of Nova Scotia and a decision was rendered on December 12, 2013, granting partial certification, permitting the plaintiffs to amend their pleadings to broaden the certified classes. The Province does not believe any outcome of this litigation would have a material impact on its financial condition.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 4,598 miles of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as seafood products, pulp and paper products, and natural gas, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires.

Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, approximately 75% are exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2012, Nova Scotia’s gross domestic product (“GDP”) at market prices was $38.4 billion, or 2.1% of Canada’s GDP. Compared with the levels for 2011, real GDP at market prices in chained 2007 dollars for Nova Scotia decreased by 0.1% while GDP in Canada increased by 1.7% in 2012. Total exports of goods and services from Nova Scotia, to international and inter-provincial destinations, in 2012 increased by 1.7%.

Manufacturers’ shipments in 2012 decreased by 3.1% for Nova Scotia compared to an increase of 3.5% for Canada.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2008 through 2012.

SELECTED ECONOMIC INFORMATION

						Compound Annual rate of growth (1)
	2008	2009	2010	2011	2012
	(In millions unless otherwise indicated)

Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$35,467	$35,254	$37,073	$38,147	$38,397	2.0%
Chained 2007 Dollars	34,625	34,753	35,806	36,029	35,990	1.0%
GDP at Basic Prices (2007)	31,765	31,807	32,698	32,842	32,843	0.8%
Gross Domestic Product (Canada)
At Market Prices (2)	1,645,974	1,567,007	1,662,757	1,760,011	1,819,967	2.5%
Chained 2007 Dollars	1,584,306	1,541,348	1,593,356	1,633,640	1,661,559	1.2%
Household Income (Nova Scotia).	31,352	31,845	32,740	34,432	34,721	2.6%
Household Income per capita (3)	33,501	33,943	34,753	36,456	36,739	2.3%
Capital Expenditures	6,198.8	6,538.9	7,305.7	7,112.7	6,791.8	2.3%
Retail Trade	12,120.8	12,140.6	12,692.2	13,146.0	13,273.8	2.3%
Value of Manufacturers’ Shipments	$10,643.1	$8,971.9	$9,727.7	$10,769.9	$10,439.5	-0.5%
Unemployment Rate	7.7%	9.2%	9.3%	8.8%	9.0%
Annual Increase in Consumer Price Index:

Nova Scotia	3.0%	-0.2%	2.2%	3.8%	2.0%

Canada	2.3%	0.3%	1.8%	2.9%	1.5%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.
(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.
(3)	In dollars

Sources: Statistics Canada CANSIM Table 029-0005, 080-0020, 304-0015, 304-0014, 282-0002, 384-0038, 379-0030, and 326-0021.

Recent Developments

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia	Canada
Retail Trade (1)	Jan. – Oct. 2013/ Jan. – Oct. 2012	2.1%	2.4%

Manufacturing Shipments (1)	Jan. – Oct. 2013/ Jan. – Oct. 2012	-1.4%	-1.0%

Housing Starts (all areas) (2)	Jan. – Nov. 2013/ Jan. – Nov. 2012	-18.5%	-13.4%

Employment Growth (3)	Jan. – Nov. 2012/ Jan. – Nov. 2013	-0.3%	1.3%

Unemployment Rate (3)	Jan. – Nov. 2013	9.0%	7.1%

Consumer Price Index	Jan. – Nov. 2013/ Jan. – Nov. 2012	0.7%	-3.5%

(1)	Seasonally adjusted.
(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates
(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources: Statistics Canada, CANSIM Tables 080-0020, 027-0054, 282-0087, 304-0014, 304-0015 and 326-0020.

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2007 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2007 DOLLARS)

						Compound Annual Rate of Growth	% of GDP in Basic Prices,
	2008	2009	2010	2011	2012	2008-2012	2012
	(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$763.6	$726.9	$775.2	$742.9	$746.2	-0.6%	2.2%	1.5%
Mining and Oil, and Gas Extraction	1,465.5	1,227.6	1,134.7	1,066.3	821.8	-13.5%	1.4%	7.4%
Utilities	767.1	702.7	718.7	701.4	639.6	-4.4%	2.0%	2.4%

	2,996.2	2,657.2	2,628.6	2,510.6	2,207.6	-7.4%	5.6%	11.3%

Secondary Sector:
Manufacturing	2,640.3	2,467.1	2,664.4	2,742.7	2,667.6	0.3%	8.4%	10.7%
Construction	1,548.4	1,862.3	1,978.2	1,796.6	1,829.0	4.3%	5.7%	7.5%

	4,188.7	4,329.4	4,642.6	4,539.3	4,496.6	1.8%	14.1%	18.2%

Service Sector:
Transportation and Warehousing	1,132.5	1,062.3	1,086.4	1,066.9	1,060.9	-1.6%	3.2%	4.2%
Wholesale Trade	1,296.5	1,255.8	1,334.5	1,376.3	1,420.5	2.3%	4.0%	5.4%
Retail Trade	2,187.2	2,189.9	2,254.5	2,239.9	2,276.6	1.0%	6.6%	5.2%
Finance and Insurance	1,769.3	1,776.1	1,788.6	1,800.4	1,821.0	0.7%	5.9%	6.5%
Real Estate, rental and leasing	4,447.6	4,580.9	4,740.6	4,898.8	5,015.2	3.0%	15.4%	12.5%
Management of Companies	147.1	152.0	138.8	141.7	133.9	-2.3%	0.4%	0.7%
Professional, scientific and technical services	1,273.3	1,257.5	1,310.2	1,323.9	1,346.3	1.4%	4.0%	5.6%
Administrative and support, waste management and remediation services	709.2	691.7	699.8	699.4	695.2	-0.5%	2.2%	2.7%
Information and Cultural Industries	1,116.2	1,129.4	1,127.3	1,145.0	1,150.5	0.8%	3.5%	3.3%
Education Services	2,099.0	2,103.8	2,144.5	2,176.4	2,202.5	1.2%	6.7%	5.4%
Health Care and Social Assistance	2,844.9	2,927.3	2,983.1	3,024.6	3,052.9	1.8%	10.0%	7.1%
Accommodation and Food Services	745.6	751.2	755.7	742.8	764.6	0.6%	2.4%	2.1%
Arts, entertainment, and recreation	180.6	171.4	177.0	174.0	169.7	-1.5%	0.5%	0.8%
Other Services (except Public Administration)	672.0	672.3	638.2	645.4	639.9	-1.2%	2.1%	2.1%
Public Administration	3,965.8	4,061.6	4,166.1	4,222.3	4,188.0	1.4%	13.6%	7.1%

	24,586.8	24,783.2	25,345.3	25,677.8	25,937.7	1.3%	80.3%	70.5%

Gross Domestic Product at Basic Prices	$31,765.4	$31,806.6	$32,698.0	$32,842.0	$32,842.9		100.0%	100.0%

Source: Statistics Canada, CANSIM Table 379-0030, 379-0028.

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2012, the population of Nova Scotia was 945.1 thousand or 2.7% of Canada’s population of 34.8 million. Over the period July 2008 to July 2012, the population of Nova Scotia increased by 1.0%, as compared to growth of 4.5% for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 0.6% compared to 0.9% for Canada for the 2008 to 2012 calendar year period.

According to Statistics Canada data for 2012, the Province’s labor force averaged 500,000 persons, representing 64.1% of the population 15 years of age and over. This level is an increase of 0.4 percentage points in the participation rate compared to 2011. The figures for the calendar year 2012 show an increase in the unemployment rate to 9.0% from 8.8% in 2011. Annual employment, the labor force and number of unemployed in 2012 remained relatively unchanged from the levels observed in 2011.

Nova Scotia’s unemployment rate decreased to 9.1% in October 2013, on a seasonally adjusted basis, versus the October 2012 level of 9.2%. The unemployment rate over the same period for Canada experienced a decline in rates to 6.9% from 7.4% a year earlier. The unemployment rate for Nova Scotia in October 2013 reflects a decrease of 0.7% in the labor force from a year earlier and a decrease in the number of individuals employed of 0.7%, combined with a decrease in the reported number of unemployed of 1.5%, compared to the same month in 2012.

The following table sets forth Nova Scotia’s population and labor force for the 2008 to 2012 calendar years.

POPULATION AND LABOR FORCE

	2008	2009	2010	2011	2012	Compound Annual Rate of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	936	938	942	944	945	0.2%
Population 15 Years of Age and Over	769	773	777	779	780	0.4%
Labor Force	489	497	499	497	500	0.6%
Labor Force Employed	452	451	453	453	456	0.2%
Participation Rate (%):
Nova Scotia	63.6%	64.3%	64.2%	63.7%	64.1%
Canada	67.7%	67.1%	67.0%	66.8%	66.7%
Unemployment Rate (%):
Nova Scotia	7.7%	9.2%	9.3%	8.8%	9.0%
Canada	6.1%	8.3%	8.0%	7.4%	7.2%

Sources: Statistics Canada, CANSIM Tables 051-0001, 282-0002 and 282-0087.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2008 through 2012, and the compound annual rate of growth over the period 2008 to 2012.

EMPLOYMENT BY INDUSTRY

	2008	2009	2010	2011	2012	Compound Annual Rate of Growth
	(In thousands)
Agriculture	6.2	6.6	5.8	5.2	6.0	-0.8%
Forestry, Fishing, Mining, Oil, and Gas	12.7	12.5	12.0	11.2	11.4	-2.7%
Utilities	3.2	3.1	4.2	4.0	4.2	7.0%
Construction	31.1	30.0	32.1	31.1	31.2	0.1%
Manufacturing	38.8	33.0	32.7	32.9	32.3	-4.5%
Wholesale and Retail Trade	79.8	77.2	76.3	77.5	71.6	-2.7%
Wholesale Trade	13.9	13.7	11.8	14.8	12.6	-2.4%
Retail Trade	65.9	63.5	64.5	62.6	59.0	-2.7%
Transportation and Warehousing	18.5	20.4	18.5	20.7	20.2	2.2%
Finance, Insurance, Real Estate, and Leasing	22.1	22.8	24.4	23.0	23.9	2.0%
Professional, Scientific, and Technical Services	21.2	22.8	23.7	23.8	25.4	4.6%
Business, Building and Other Support Services	25.4	23.4	23.6	20.9	20.3	-5.4%
Educational Services	33.8	38.0	33.6	35.9	38.7	3.4%
Health Care and Social Assistance	60.9	62.9	68.7	68.1	69.5	3.4%
Information, Culture, and Recreation	20.0	18.3	19.4	20.1	18.6	-1.8%
Accommodation and Food Services	29.0	28.7	28.5	28.3	31.4	2.0%
Other Services	19.3	19.7	18.5	19.0	21.1	2.3%
Public Administration	30.2	32.0	30.7	31.1	29.7	-0.4%

Total – All Industries	452.0	451.4	452.5	452.8	455.5	0.2%

Source: Statistics Canada, Table 282-0008

Income and Prices

Household income in Nova Scotia increased 0.8% to $34.7 million in 2012 from 2011, and average weekly wages in 2012 were $789.71, up 3.1% from the level in 2011.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2008 through 2012 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2008 through 2012. On an annual basis in 2012, Nova Scotia’s CPI increased by 2.0% from 2011, while Canada’s CPI increased by 1.5% from 2011.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI
2008	2.6%	3.0%	2.9%	2.3%
2009	2.3%	-0.2%	1.6%	0.3%
2010	4.0%	2.2%	3.6%	1.8%
2011	0.9%	3.8%	2.5%	2.9%
2012	3.1%	2.0%	2.6%	1.5%

Sources: Statistics Canada, CANSIM Tables 281-0027 and 326-0021.

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2009 to 2012 calendar years and investment intentions for 2013.

CAPITAL EXPENDITURES 1

	2009	2010	2011	2012 (2)	2013 (3)
	(in millions)
Agriculture, forestry, and fishing	$94.1	$91.7	$83.6	$89.2	$81.9
Mining & oil and gas extraction.	669.3	589.5	x	217.6	240.5
Utilities	341.5	725.2	481.9	428.2	483.3
Construction	121.9	137.9	143.0	128.8	127.4
Manufacturing	357.1	310.2	241.3	298.7	356.6
Wholesale trade	134.5	131.8	123.3	129.5	161.1
Retail trade	296.9	260.3	259.5	266.5	319.2
Transportation & warehousing	265.3	236.5	237.9	303.8	311.9
Information & cultural industries	116.2	315.7	215.4	326.1	254.5
Finance & insurance	147.6	136.8	141.2	88.1	252.9
Real estate and rental and lending	282.4	334.1	225.6	263.3	267.3
Professional, scientific & technical services	46.8	70.6	76.9	97.5	105.8
Management of companies and enterprises	5.9	4.6	6.5	x	5.9
Administrative support, waste management and remediation services	73.6	37.6	x	38.2	36.4
Educational services	312.1	286.8	288.8	x	367.4
Health care and social assistance	211.6	294.8	321.9	267.9	210.4
Arts, entertainment and recreation	43.7	40.9	x	100.4	42.0
Accommodation and food services	64.0	43.2	71.4	80.6	77.6
Other services (except public administration)	19.9	37.8	27.4	41.9	48.6
Public administration	996.2	911.2	861.2	963.2	897.3
Housing	1,938.2	2,308.4	2,284.5	2,296.3	2,295.5

Total	$6,538.9	$7,305.7	$7,112.7	$6,791.8	$6,943.6

Private Sector	5,043.5	5,870.6	5,630.8	5,010.1	5,289.8
Public Sector	1,495.4	1,435.1	1,481.9	1,781.7	1,653.8

Total	$6,538.9	$7,305.7	$7,112.7	$6,791.8	$6,943.6

Construction	$4,586.3	$5,203.5	$4,565.6	$4,695.6	$4,768.9
Machinery and Equipment	1,952.5	2,102.2	2,547.1	2,096.2	2,174.7

Total	$6,538.9	$7,305.7	$7,112.7	$6,791.8	$6,943.6

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x – suppressed data by Statistics Canada for confidentiality reasons.
(2)	Preliminary Actual
(3)	Investment Intentions as reported in February 2013.

Source: Statistics Canada, CANSIM Tables 029-0005 and 032-0002.

The Private and Public Investment in Canada, Intentions 2013 survey published in February 2013 by Statistics Canada showed a 2.2% increase in capital expenditures intentions in Nova Scotia in 2013 over 2012, reflecting expectations of increased capital spending in mining and oil and gas extraction, utilities, manufacturing, wholesale and retail trade, finance and insurance, and other services (except public administration). The increase was partially offset by decreases in agriculture, information and cultural industries, health care and social assistance, and arts, entertainment and recreation.

Capital expenditures for 2012 showed a 4.5% decrease compared to 2011. The change reflected a decrease in utilities, construction, finance and insurance, and health care and social assistance, partially offset by manufacturing, transportation and warehousing, information and cultural industries, professional, scientific and technical services, and other services.

Capital expenditures for 2011 showed a 2.6% decrease compared to 2010. The change reflected a decrease in utilities, manufacturing, information and cultural industries, real estate and “other services, partially offset by management of companies and enterprises and accommodation and food services.

Capital expenditures for 2010 showed an 11.7% increase compared to 2009. The change reflected increases in utilities, information and cultural industries and “other services”.

Goods Producing Industries

Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 8.4% of real GDP (basic prices in chained 2007 dollars) in 2012. The gross selling value of manufacturers’ sales fell from $10,643 million in 2008 to an estimated total of $10,440 million in 2012, a decline of 1.9% over the period. This compares with an increase of 3.5% for Canada over the same period.

In 2012, the gross selling value of manufacturers’ sales was 3.1% lower than in 2011. Statistics Canada reports few categories of manufacturers’ sales for Nova Scotia. For those few categories that were reported in 2012, all showed declines in 2012 from levels in 2011.

The employment level in the manufacturing sector in 2012 decreased by 600 persons compared to 2011. The manufacturing sector employed 7.1% of all workers in Nova Scotia in 2012, compared to 10.2% in Canada. Most of the employment in the manufacturing sector occurs outside of the province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.

The United States is the primary market for Nova Scotia’s international exports of manufactured goods. In 2012, $2.73 billion or 71.6% of the value of Nova Scotia’s exports of manufactured goods went to the United States.

One-third of manufacturers’ sales for Nova Scotia in 2012 were attributable to two major industry groups: food, and plastics and rubber products. The food industry accounted for 19.7% of total shipments in 2012. Plastics and rubber products accounted for 13.6%. The latter category is in part related to the three plants operated by Michelin North American (Canada) Inc. The pulp and paper industry and sales from a petroleum refinery contribute to significant output within the manufacturing industry.

The gross selling value of manufacturers’ sales for Nova Scotia in the years 2008, 2009, 2010, 2011 and 2012 are as follows: $10,643 million, $8,972 million, $9,723 million, 10,770 million, and $10,440 million.

Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2007 dollars) was $1,829.0 million in 2012 and accounted for 5.7% of total real GDP. Construction activity accounted for 69.1% of total capital expenditures in 2012. Compound annual growth in capital expenditures on construction in Nova Scotia was 2.3% for the 2008 to 2012 period, as compared to 2.9% for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia increased by 2.6% in 2012 over 2011, compared to an increase of 10.8% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia in 2012 remained relatively unchanged from levels in 2011, versus a 9.3% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction; a significant part of these expenditures are for residential renovations.

Capital expenditures on non-residential construction decreased 4.5% in 2012 from 2011 in Nova Scotia versus an increase of 7.2% in Canada. From the data presented for the non-confidential sectors, the decreases were in the following sectors: utilities, construction, finance and insurance, health care and social assistance. These were partially offset by an increase in capital expenditures for manufacturing, transportation and warehousing, information industries, public administration, and real estate and rental and leasing.

Employment in the construction sector in 2012 increased 100 persons from levels in 2011.

Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.

Nova Scotia’s fish landings had a value of $768.4 million in 2012, although total volume of commercial fish landings (metric tonnes) was down by 9.7% in 2012 compared to the level in 2011. The primary fishing sector contributed $431 million (in chained 2007 dollars) to the Provinces’ GDP in 2012, an increase of 6.9% from 2011 levels. The impact of fishing on the Province’s GDP is also seen in the manufacturing segment, which includes fish processing. Lobster is the predominant species and represented 50.1% of the total landed value. Shrimp and snow crab are the next predominant species at 13.3% and 12.0%, respectively

Nova Scotia was the second largest exporter of seafood in 2012 among all provinces, at $922.3 million. The United States is Nova Scotia’s top destination, representing 57.8% of seafood exports in 2012. Nova Scotia exports to over 78 countries including China, Japan, France, Russia, Belgium and the Netherlands. The export value of seafood in 2012 increased by 1.7% compared to the total value in 2011.

The harvesting sector employed 4,700 persons throughout all of Nova Scotia in 2012, a decrease of approximately 1,800 persons from 2011.

The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2008 through 2012.

FISHING AND FISH PROCESSING INDUSTRY

	Revised 2008	Revised 2009	Revised 2010	Revised 2011	2012
	(in Millions)
Quantity of Fish Landings (pounds) (1)	563.3	644.2	623.9	570.3	515.1
Value of Fish Landings (1)	$677.0	$600.7	$650.1	$732.0	$768.4
Market Value of Fish Products Produced (2)	$1,286.3	$1,141.3	$1,235.2	$1,390.8	$1,460.0
Capital Investment (4)	$53.6	$47.4	$48.5	$30.2	$27.2
Value of Exports of Fish	$853.4	$820.8	$803.6	$907.3	$922.3

(1)	Does not include Aquaculture.
(2)	Estimated by Province of Nova Scotia.
(3)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.
(4)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, Industry Canada, and Nova Scotia Department of Agriculture and Fisheries.
Statistics Canada, CANSIM Table 029-0005

Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction – Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of the Federal Government purchasing non-native licenses.

Mining and Mineral Exploration The value of mineral production (excluding oil and gas) in Nova Scotia increased 31.4% to $313.2 million in 2012 from 2011 levels. The major minerals being produced in Nova Scotia in 2012 were gypsum, crushed stone, and sand and gravel. In the past, Nova Scotia has also produced coal, cement, clay, peat, barite, and silica.

Real GDP in the sector, including the oil and gas sector, decreased by 22.9% in 2012 from 2011 showing a continued decline since the peak in 2008. In part, the decline in this sector is due to declines in output from the SOEP natural gas facility. The industry, including the oil and gas sector, employed 4,400 persons in 2012.

Nova Scotia’s gypsum and anhydrite deposits are among the largest workable deposits in Canada. Nova Scotia is one of the most productive gypsum-mining regions in the world. Gypsum outcrops occur throughout the whole of the northern half of the province’s mainland and Cape Breton Island. In 2012, Nova Scotia produced about 75% of Canada’s gypsum. Statistics show the value of gypsum production to be $26.9 million in 2012 with 1.9 million tonnes being produced.

There are currently two surface coal mines operating in Nova Scotia, at Stellarton and Point Aconi, operated by Pioneer Coal. Production information is currently unavailable due to confidentiality requirements of Statistics Canada.

Agriculture Real GDP in 2012 in the agricultural sector increased by 4.0% compared to 2011. Total farm cash receipts in 2012 increased by 9.9%, comprised of a rise in crop receipts by 7.8%, and receipts for livestock production increased by 12.8%. The number of people employed in the agricultural sector stood at 6,000 persons in 2012, an increase of about 800 from 2011. The major components of agricultural production in Nova Scotia include dairy products, poultry, eggs and fruit crop production.

Forestry In 2012, the value of manufacturing shipments for wood products was $435 million, a decrease of 2.9% from 2011. The logging and logging support sector employed 2,300 workers in 2012, down from 2,500 in 2011. In 2012, the total provincial harvest of round wood was 3,447,000 cubic meters, a decrease of 12% from 2011. Of this amount 379,400 cubic meters or 11% was exported.

Finished lumber production in 2012 was 808.4 thousand cubic meters (99.8% was softwood during 2011), a 2.6% decrease from 2011. Export sales of lumber declined 9.2% in 2012 from 2011. The largest export destination for forestry products is the United States (53.8% in 2012), though exports to the US declined by 54.1% in 2012 compared to 2011. In 2012, export sales for pulp and paper products were down 53.1% from 2011 reflecting closure of several paper mills.

Exports

The total value of exports of goods and services from Nova Scotia in 2012, under Statistics Canada’s Provincial Economic Accounts data system, stood at $15,820 million, giving an annual compound rate of decrease of 0.5% over the 2008 to 2012 period. The value of exports of goods and services represented 41.2% of the total value of GDP in 2012.

Of the $15,820 million in exports of goods and services, 47.1% or $7,459 million were shipped to other countries, leaving 52.9% or $8,361 million as exports to other provinces within Canada. Exports of goods accounted for 64.0% of the total exports while exports of services accounted for 36.0%. Most of the goods are exported to other countries (59.4%), while services are mostly exported to other provinces (74.6%).

Over the 2008 to 2012 period, the total value of exports of goods had an annual compound rate of decline of 2.0% compared to growth of 2.4% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts data system that the total value of international exports of goods in 2012 was $6,009 million, experiencing an annual compound rate of decline of 0.5% since 2008. That Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise exports of goods based on customs clearing data that amounted to $3,821.7 million in 2012. The Provincial Economic Accounts data system adjusts the customs data for other costs such as transportation margins and duties. During the period 2008 to 2012 the Canadian dollar appreciated from $0.9380 CAD/USD in 2008 to $1.0004 in 2012.

For 2012, the customs export figures show a decrease of 14.3% from 2011, principally due to a decrease of 74.7% in exports from paper mills and a 89.4% decline in oil and gas. The decrease in shipments from paper mills is due to the closure in June 2012 of a newsprint mill in Brooklyn, Nova Scotia, and the part-year production from a paper mill in Port Hawksbury, Nova Scotia. The decline in international exports of oil and gas products reflects both the lower production level in 2012 and increased domestic consumption.

The following table sets forth categories of Selected Trade indicators for the calendar years 2008 through 2012.

SELECTED TRADE INDICATORS

	2008	2009	2010	2011	2012
	(In millions $)
Exports of goods to other countries	$6,754	$5,062	$5,462	$5,900	$6,009
Export of services to other countries	1,258	1,287	1,365	1,489	1,450

Exports to other countries	8,012	6,349	6,827	7,389	7,459

Exports of goods to other provinces	4,207	3,616	3,794	3,994	4,109
Export of services to other provinces	3,932	3,726	4,040	4,171	4,252

Exports to other provinces	8,139	7,342	7,834	8,165	8,361

Total Exports of goods and services:	$16,151	$13,691	$14,661	$15,554	$15,820

Imports of goods from other countries	9,648	8,490	9,638	10,794	10,573
Import of services from other countries	1,231	1,165	1,203	1,202	1,223

Imports from other countries	10,879	9,655	10,841	11,996	11,796

Imports of goods from other provinces	5,362	5,297	5,562	6,259	6,536
Imports of services from other provinces	6,447	6,655	6,924	7,033	7,367

Imports from other provinces	11,809	11,952	12,486	13,292	13,903

Total Imports of goods and services:	$22,688	$21,607	$23,327	$25,288	$25,699

Trade Balance	$6,537	$7,916	$8,666	$9,734	$9,879

Source: Statistics Canada

The following tables sets forth Nova Scotia’s top ten international merchandise exports by industry and the top ten imports by product for the calendar years 2008 through 2012, and the compound annual growth rate over the 2008 to 2012 period.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2008	2009	2010	2011	2012	Compound Annual Rate of Growth
		(in millions)
Tire Manufacturing	$857.9	$783.7	$946.7	$1,023.5	$1,028.1	3.7%
Seafood Product Preparation and Packaging	430.5	391.5	409.4	469.9	489.3	2.6%
Fishing	422.9	429.4	394.2	437.4	432.9	0.5%
Pulp Mills	163.9	126.6	163.0	161.3	164.9	0.1%
Frozen Food Manufacturing	108.2	78.7	90.1	143.3	120.6	2.2%
Paper Mills	619.1	426.5	455.4	441.8	111.7	-29.0%
Sawmills and Wood Preservation	98.0	68.7	108.5	81.8	80.9	-3.8%
Petroleum Refineries	104.7	59.6	117.6	93.6	55.6	-11.9%

Aerospace Product and Parts Manufacturing	45.5	36.9	88.8	40.1	50.7	2.2%
Oil and Gas Extraction	1,449.6	672.6	392.5	363.6	38.7	-51.5%
Sub-total	4,300.2	3,074.2	3,166.1	3,256.3	2,573.5	-9.8%

Other	1,423.3	1,211.8	1,174.6	1,204.1	1,248.2	-2.6%

Grand total	$5,723.4	$4,286.0	$4,340.7	$4,460.3	$3,821.7	-7.8%

Source: Industry Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2008	2009	2010	2011	2012	Compound Annual Rate of Growth
		(in millions)
Motor Vehicles For Passenger Transport	$3,094.0	$2,688.3	$3,316.4	$2,471.5	$2,555.6	-4.7%

Crude Petroleum	1,603.4	1,198.8	1,423.1	1,502.0	836.6	-15.0%

Natural Rubber; Balata, Gutta-Percha, Guayule, Chicle and Similar Natural Gums	168.0	88.3	190.1	332.6	217.5	6.7%
Coal & Solid Fuels Manufactured from Coal	201.4	204.3	186.5	189.0	143.0	-8.2%

Preparations of non-crude petroleum oils	168.5	104.6	62.5	165.6	116.6	-8.8%

Trucks and Other Vehicles for Transport of Goods	16.5	10.4	82.1	126.9	114.1	62.1%

Other Moving, Grading, Levelling, Excavating, Extracting Etc.	36.4	14.9	53.0	78.4	93.5	26.6%
Self-Propelled Bulldozers, Scrapers, Graders, Levelers, Shovel Loaders, Taping Machines and The Like	116.1	42.6	64.2	83.3	92.5	-5.5%
Helicopters, Airplanes And Spacecraft	184.2	119.9	15.7	10.3	72.1	-20.9%

Fish Fillets and Other Fish Meat – Fresh, Chilled or Frozen	52.9	75.9	75.7	87.8	69.4	7.0%

Sub-Total	5,339.5	4,601.7	5,558.5	5,857.2	4,052.9	-6.5%

Other	3,077.3	2,216.3	2,526.9	2,492.5	2,576.6	-4.4%

Grand Total	$8,416.8	$6,818.0	$8,085.4	$8,349.7	$6,629.4	-5.8%

Source: Industry Canada.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicle for passenger transport. Most of these vehicles arrive from Europe, and are then shipped across Canada.

Service Sector

Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 49.4% of the total employment in Nova Scotia in 2012 producing an unemployment rate of 6.1% for 2012 compared to the 9.0% unemployment rate for the province as a whole, and 7.2% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2008 through 2012.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2008	2009	2010	2011	2012

Transportation and Warehousing	3.5%	3.3%	3.2%	3.2%	3.2%
Wholesale Trade	4.2%	3.9%	3.8%	3.9%	4.0%
Retail Trade	6.7%	6.9%	6.8%	6.5%	6.6%
Finance and Insurance	5.8%	5.5%	5.6%	5.8%	5.9%
Real Estate, rental and leasing	13.9%	14.8%	15.0%	14.9%	15.4%
Management of Companies	0.5%	0.5%	0.4%	0.4%	0.4%
Professional , scientific and technical services	3.9%	3.8%	3.8%	3.8%	4.0%
Administrative and support, waste management and remediation services	2.3%	2.3%	2.2%	2.2%	2.2%
Information and Cultural Industries	3.4%	3.5%	3.4%	3.4%	3.5%
Education Services	6.5%	6.9%	6.8%	6.6%	6.7%
Health Care and Social Assistance	9.1%	9.6%	9.8%	9.7%	10.0%
Accommodation and Food Services	2.4%	2.4%	2.4%	2.3%	2.4%
Arts, entertainment, and recreation	0.6%	0.6%	0.6%	0.5%	0.5%
Other Services (except Public Administration)	2.1%	2.2%	2.0%	2.0%	2.1%
Public Administration	12.7%	13.6%	13.2%	14.4%	13.6%
Total (3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation – See “Offshore Exploration and Development”.
(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.
(3)	Numbers may not add up due to rounding.

Source: Statistics Canada, CANSIM Table 379-0030.

Trade. In 2012, wholesale and retail trade increased 1.0% in Nova Scotia compared to an increase of 2.5% in Canada over 2011. The value of retail sales in 2012 in Nova Scotia was $13,274 million. The compound annual rate of growth in retail sales was 2.3% in Nova Scotia and 2.3% in Canada during the 2008 to 2012 period. Employment in the wholesale and retail sector stood at 71,600 persons in 2012, a decrease of approximately 5,900 persons compared to 2011.

The value of wholesale trade was $8,465 million in 2012, an increase of 8.1% compared to 2011. The sector had an employment level of 12,600 in 2012, a decrease of approximately 2,200 from 2011. In 2012, the wholesale sector had a real GDP rate of change of 3.2%. The combined wholesale and retail trade sector accounts for 10.6% of the total value of GDP for the Province.

Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector’s real GDP (chained 2007 dollars) in 2012 decreased 0.6% from 2011. In 2012, the sector employed about 20,200 persons, an increase of 500 from 2011.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2012 was 9.5 million metric tonnes. In 2012, containerized cargo tonnage amounted to 3.5 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 5.6 million metric tonnes. Ro/Ro (roll-on/roll-off) and break-bulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. The Port of Halifax had visitation by 134 cruise vessels in 2012 with 252,847 passengers.

Tourism. Approximately 1.99 million tourists visited Nova Scotia during 2012, a level slightly higher than the number of visitors in 2011. Overall in 2012, the majority of visitors, 88.2%, came from other parts of Canada, 8.4% from the United States, and 3.4% from overseas. About 67.9% of visitors to Nova Scotia travelled by road with the remaining 32.1% arriving by air. The number of visitors from other parts of Canada increased by 2.8% (48,200) in 2012. There was a 3.9% decrease in overseas visitors in 2012 compared to 2011. The downward trend of American visitors to Canada continued in 2012, with 3.3% fewer visitors from the United States.

Energy

There was one petroleum refinery operating in Nova Scotia, but it closed operations in October 2013. Crude oil for the refinery was obtained from foreign sources.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production from utilities and independent power producers in Nova Scotia for 2012 was 11,106 gigawatt hours, a 4.4% decrease in production from 2011. Total utility generation in 2012 was 10,843 gigawatt hours, a 4.7% decrease from 2011. Total hydro, tidal, wind and solar generation was 1,677 gigawatt hours, a 12.6% decrease from 2011. The Province of Nova Scotia’s regulations require that nearly 25 per cent of the province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology) by 2015, and has a target of 40% renewable electricity by 2020.

Offshore Exploration and Development

Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of April 4, 2013, there were 3,531,512 hectares of land in the offshore region under active exploration licenses, 76,680 hectares under significant discovery licenses and 39,441 hectares under production licenses. SOEP expenditures in Canada through December 31, 2012 on development and operations have been $3,615.5 million; 69.0% of this amount was spent in Nova Scotia.

SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s natural gas production averaged 207.8 mmcf/d in 2012, and condensate production was 24,242.7 cubic meters per day in 2012, down from 30,480.4 cubic meters per day in 2011. The Sable Offshore Energy Project is divided into two ‘tiers’ of offshore development. The first tier was completed in December 1999 and involved the development of the Thebaud, North Triumph, and Venture fields, as well as the construction of three offshore platforms, an onshore gas plant and an onshore fractionation plant. Natural gas production from the SOEP facility commenced on December 31, 1999. Alma, the first Tier II platform was on-stream in late 2003 while production from South Venture, the second field began late in 2004.

A compression unit was installed on the SOEP project’s central processing platform in 2006, and was operational in mid-November of that year. SOEP continues to produce natural gas with production at lower levels as the compression platform only boosted production for a short period. In 2012, the production of natural gas from the SOEP continued to decline, with the production level in 2012 down 24.3% from 2011. In addition to the producing gas field, the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper. The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia.

SOEP NATURAL GAS PRODUCTION

	2008	2009	2010	2011	2012

Total Production (mmcf/d)	448.6	347.6	320.1	274.5	207.8

ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. The royalty income from offshore gas and natural gas liquids for the fiscal year 2012-2013 was $22.7 million. Several factors are contributing to the decline in royalty income, but it is primarily being driven by the accrual of abandonment costs estimated by SOEP interest holders that may be deducted from offshore royalties.

In October 2007, EnCana announced that its Board of Directors had approved the development of the company’s Deep Panuke natural gas project; approximately 109 miles off the coast of Nova Scotia. Production started in August, 2013. The natural gas is currently being processed on the production platform and exported to shore by a dedicated 109 mile pipeline to the SOEP gas processing facility in Goldboro, and then the natural gas is fed into the Maritime and Northeast Pipeline. Total spending by EnCana on Deep Panuke by December 31, 2012 is estimated to be $1,172 million. The Deep Panuke project is anticipated to continue for a mean production life of 13 years. The Deep Panuke project is expected to deliver between 200 million and 300 million cubic feet of natural gas per day.

Exploration Rights

Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the Provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. On January 20, 2012 the CNSOPB awarded four bids on offshore Nova Scotia lands for four separate parcels resulting in $970 million in work expenditure bids, and on November 16, 2012 the Board awarded a further $1,081.9 million in work expenditure bids on 8 additional parcels. The work expenditure bid represents the amount of money the bidder intends to spend exploring the land parcels during the initial six-year period of a nine-year exploration license. Successful bidders are required to post a deposit of 25 per cent of the amount of the bid to demonstrate their commitment to conduct the intended work. The original total exploration spending commitment in the 12 active exploration license areas offshore Nova Scotia is $2,051.9 million as of April 4, 2013.

The total value of forfeitures to the Province of exploration licenses was $43.2 million for the fiscal year 2005-2006, $4.2 million for the fiscal year 2006-2007, $107.1 million for the fiscal year 2007-2008, $2.0 million for the fiscal year 2008-09, $14.8 million in fiscal year 2009-2010, and $433,000 in fiscal year 2010-2011. There were no license forfeitures in 2011-2012, and only $100,000 in 2012-2013.

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations of the Province and must be made through the Nova Scotia Municipal Finance Corporation except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The MFC may carry debt with financial institutions until long-term financing is arranged with the MFC. (See “Certain Crown Corporations and Agencies – Nova Scotia Municipal Finance Corporation”).

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. The Auditor General audits the consolidated financial statements of the Province.

On April 4, 2013 the Minister of Finance submitted the Budget for the fiscal year 2013-2014, which is referred to herein as “Estimate 2014”. The most recent Forecast Update was released on December 19, 2013. See Exhibit (3) to this Form 18-K.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The government reporting entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.

A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2012-2013.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates and revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2013.

Accounting Changes to the 2013 Accounts

Accounting policy changes were made for fiscal year 2012-2013 resulting in restatements for fiscal year 2011-2012 as follows:

Accumulated Sick Leave Benefits

Actuarial valuations of sick leave provisions that accumulate but do not vest were completed for certain governmental units during 2013. These liabilities were recorded for the first time in the 2013 fiscal year with retroactive restatement of the comparative year. The 2011-2012 impact was an increase of $4.3 million in expenses and an increase of $50.8 million to opening accumulated deficits.

Non-Teaching Retiring Allowances – Regional School Boards

Actuarial valuations of retirement allowances for non-teaching staff at certain school boards were completed during 2013. These liabilities were recorded for the first time in the 2013 fiscal year with retroactive restatement of the comparative year. The 2011-2012 impact was an increase of $0.3 million in expenses and an increase of $4.6 million to opening accumulated deficits.

Conversion to Public Sector Accounting Standards – Government Not-For-Profit Organizations

Effective April 1, 2012, Government Not-For-Profit Organizations (GNFPOs) adopted public sector accounting standards (PSAS) on a retroactive basis with restatement of the prior year. Certain changes upon conversion resulted in adjustments to the Province’s accounts as follows:

i. Capital District Health Authority (CDHA)

CDHA identified and consolidated a government business enterprise (GBE) under its control, derecognized an unrealized gain on long-term investments, and recognized its internally restricted deferred capital grants as revenue. The 2011-2012 impact of the conversion was a decrease of $0.9 million to the Province’s investment in GBEs, a decrease of $0.7 million in net income from GBEs, a decrease of $1.5 million in both investments and investment income, a decrease of $12.3 million in deferred revenue, an increase of $8.1 million to other provincial revenue, and a decrease of $4.0 million to opening accumulated deficits. CDHA made other changes that did not impact the provincial deficit, net debt, and opening accumulated deficits for 2011-2012. Cash and short-term investments of $62.1 million were reclassified to investments. Recoveries that were previously netted against expenses were grossed up, resulting in an increase in other provincial revenue of $42.4 million with offsetting increases of $23.4 million in salaries and benefits and $19.0 million in operating expenses.

ii. Izaak Walton Killam Health Centre (IWK)

IWK identified certain grants and funding as externally restricted and recorded them as deferred capital and research revenue. The 2011-2012 impact of this change was a decrease of $7.9 million in other revenue and an increase of $9.3 million to opening accumulated deficits. IWK made another change that did not impact the provincial deficit, net debt, and opening accumulated deficits for 2011-2012. IWK derecognized funds held in trust on behalf of stakeholders, reducing cash and short-term investments and accounts payable both by $10.0 million.

iii. Nova Scotia Community College (NSCC)

Externally restricted assets and revenues were reclassified to deferred revenue, and employee future benefit plans were retroactively restated. The 2011-2012 impact of these changes was a decrease of $0.5 million in revenue, an increase of $0.8 million in salaries and benefits, an increase of $6.1 million in deferred revenue, a decrease of $3.4 million in pension, retirement and other obligations, and an increase of $1.4 million to opening accumulated deficits.

iv. South Shore District Health Authority (SSDHA)

Externally restricted capital funding was reclassified to deferred revenue. The 2011-2012 impact of this change was an increase of $2.6 million in deferred revenue, a decrease of $2.3 million in other provincial revenue, and an increase of $0.3 million to opening accumulated deficits.

Correction of Prior Period Errors

i. Two GBEs reported retroactive restatements. Nova Scotia Liquor Corporation retroactively corrected its liability for accumulating non-vesting sick leave relating to the previous year. The 2011-2012 impact of this correction was a decrease of $5.6 million to the Province’s investment in GBEs, a decrease of $0.2 million in net income from GBEs, and an increase of $5.4 million to opening accumulated deficits and net debt. Halifax-Dartmouth Bridge Commission retroactively restated its property, plant and equipment balance relating to the previous year. The 2011-2012 impact of this change was an increase of $0.4 million to the Province’s investment in GBEs, a decrease of $0.1 million in net income from GBEs, and a decrease of $0.5 million to opening accumulated deficits and net debt.

ii. Deferred capital grants revenue for a governmental unit should have been eliminated upon consolidation in the year received. This resulted in an increase of $61.5 million to the opening accumulated deficits and net debt in 2011-2012.

The province adopted two new public sector accounting standards in 2012-2013 as follows:

PS 3410 – Government Transfers

The province prospectively adopted this revised accounting standard effective April 1, 2012, which establishes how to account for and report government transfers to individuals, organizations, and other governments from both a transferring government and a recipient government perspective. As a result of adopting this revised standard, an additional $38.4 million in grant expenses were recorded for 2012-2013 with no impact to revenues.

PS 3510 – Tax Revenue

The province retroactively adopted this new accounting standard effective April 1, 2012, whereby tax revenue is recognized at its gross amount, tax concessions are netted against tax revenue, and transfers through a tax system are recognized as expenses. As a result, both tax revenues and tax credits and rebates for 2012-2013 were increased by $56.7 million (2011-2012 - $48.2 million) with no impact on the provincial deficit, net debt, and accumulated deficits of either period.

Accounting Changes to the 2012 Accounts

Accounting policy changes were made for fiscal year 2011-2012 resulting in restatements for fiscal year 2010-2011 as follows:

Personal Income Tax and Harmonized Sales Tax Revenues

During the year, the fiscalization ratios (fiscalization refers to the weighting of calendar year data to convert to a fiscal year ending March 31st) for Personal Income Tax (PIT) and Harmonized Sales Tax (HST) were reviewed and adjusted to a 75/25 basis. This change was also applied to the comparative year 2010-2011.

This change increased the Provincial surplus by $17.7 million in fiscal year 2010-2011, and decreased the Net Debt and Accumulated Deficits by $174.7 million as of April 1, 2010.

GBE Conversion to IFRS

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian Generally Accepted Accounting Principles (GAAP) for publicly accountable enterprises (PAEs) for fiscal years beginning on or after January 1, 2011. As such, the Province’s four Government Business Enterprises (GBEs) were required to prepare their 2012 financial statements including comparative information for 2011 in compliance with IFRS.

Accumulated Sick Time Liability

Certain governmental units have union contracts that provide for sick leave provisions that accumulate but do not vest. Under Canadian Generally Accepted Accounting Principles, governments must measure and record an obligation associated with the accumulated sick leave benefits that are anticipated to be used in future years. The Province has measured certain of these benefits and has recorded them as an obligation on a retroactive basis. The value of these benefits for certain other entities has not yet been determined and therefore not yet recorded in the Province’s consolidated financial statements.

Accounting Changes and Corrections to the 2010 Accounts

Accounting policy changes and corrections were made for fiscal year 2009-2010 resulting in restatements for fiscal year 2008-2009 and 2009-2010 as follows:

Personal Income Tax and Corporate Income Tax Revenues

Errors in recording both Personal Income Tax (PIT) and Corporate Income Tax (CIT) revenues as at March 31, 2010 were determined during the process of updating forecasted PIT and CIT revenues. As a result of the errors, in the financial statements as originally released the Provincial Deficit, Net Debt, and Accumulated Deficits were understated by $26.6 million in 2009-2010. The numbers set forth in this document have been corrected.

Nova Scotia School Boards Association Pension Plan

A review of the financial statements of the Nova Scotia School Boards Association (NSSBA) indicated the NSSBA has a pension plan which provides pension benefits for the non-teaching employees of participating Nova Scotia School Boards and the Association’s employees. As these entities are governmental units and are part of the government reporting entity and the impact of this plan was not included in the financial statements of those entities, the impact of the plan has been included in the Province’s financial statements using pension accounting. This change increased the Provincial surplus by $6.3 million in fiscal year 2008-2009, and increased the 2009-2010 deficit by $3.6 million.

Governmental Units Previously Not Consolidated

Due to materiality, certain smaller governmental units (GUs) were previously accounted for on an equity basis. These units are now being fully consolidated on a line-by-line basis. This change was recorded retroactively, and had no impact on the Provincial Surplus in 2009-10.

The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2014” have been taken from the Budget 2013-2014 tabled on April 4, 2013. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the Estimates reflect only those of the General Revenue Fund. The Provincial surplus (deficit) includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	Restated 2009 (1)	Restated 2010 (2)	Restated 2011 (3)	Restated 2012 (4)	2013
	(in millions)
Revenues	$8,836.2	$8,872.0	$9,561.3	$9,390.9	$9,749.8
Program Expenses	8,282.3	8,649.6	8,467.3	9,156.3	9,482.9
Debt Servicing Costs	887.5	849.7	866.5	863.0	921.5

Total Expenses	9,169.8	9,499.3	9,333.8	10,019.3	10,404.4

Surplus/(Deficit) from Governmental Units	(333.6)	(627.2)	227.4	(.628.4)	(654.6)
Net Income from Government Business Enterprises	359.6	358.7	358.0	369.4	352.1

Provincial Surplus / (Deficit) (5)	26.0	(268.5)	585.4	(259.0)	(302.5)

Net Funding Requirements
Deficit/(Surplus)	(26.0)	268.5	(585.4)	259.0	302.5
Non-Cash Items (6)	78.0	-25.0	328.9	(160.8)	(762.7)

Operating Requirements	52.1	243.5	(256.5)	98.1	(460.2)

Loan advances and Investing, net of repayments	172.6	397.0	343.9	153.1	68.0
Acquisition of Tangible Capital Assets	503.6	775.0	702.6	609.6	690.9
Sinking Fund Installments and Serial Retirements	63.7	(99.7)	88.1	37.6	44.1
Net Refinancing Transactions (7)	391.2	752.7	987.3	1,616.6	999.7

Net Funding Requirement	1,183.1	2,068.5	1,865.5	2,515.1	1,342.4

Financing of Net Funding Retirement
Change in Cash and Short-term Investments	(358.8)	187.4	(399.5)	424.0	(17.1)
Debt Issued	1,541.9	1,881.2	2,265.0	2,091.1	1,359.5

Total	$1,183.1	$2,068.5	$1,865.5	$2,515.1	$1,342.4

(1)	Restated to reflect Accounting Changes during 2009-2010.
(2)	Restated to reflect Accounting Changes during 2009-2010 and corrections to errors to personal income tax and corporate tax revenues combined in originally released financial statements for 2009-2010.
(3)	Restated to reflect Accounting Changes during 2011-2012. See “Government Finance – Accounting Changes to the 2012 Accounts”.
(4)	Restated to reflect Accounting Changes during 2012-2013. See “Government Finance – Accounting Changes to the 2013 Accounts”.
(5)	As of December 19, 2013, the Province is forecasting a deficit of $481.7 million for fiscal year 2013-2014.
(6)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the draw-downs from sinking funds and the Public Debt Management Fund.
(7)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

In the December 19, 2013 Forecast Update, the Province of Nova Scotia is forecasting a deficit of $481.7 million for 2013–2014, a change from an estimated surplus of $16.4 million in the Budget Estimate. The variance is the result of changes in the Pension Valuation Adjustment, reduced revenue, and higher departmental expenses.

The Pension Valuation Adjustment (PVA) represents the accounting adjustment necessary to reflect the Province’s liability for employee retirement benefits. On April 1, 2013 responsibility for the Public Service Superannuation Plan (PSSP) transferred to a joint trustee representing both employees and employers. The Province reflected this change in the original 2013–2014 Budget Estimates by amortizing the impact over several years. The accounting adjustment requires immediate recognition of the impact to joint trusteeship, resulting in the recognition of $318.3 million of net losses in 2013–2014. With an adjustment for the accounting treatment on related plans and charges, the resulting increase in the PVA is $280.3 million in 2013-2014. This represents a non-cash accounting charge. There is no impact to the funded position or benefits with the PSSP with this change.

Total revenues are forecast to be $9.3 billion, $157.8 million less than the 2013–2014 Budget Estimates primarily due to a) Personal Income Taxes (“PIT”) down by $71.7 million from the 2013–2014 Budget Estimates, primarily due to slower growth in the yield on personal taxable income; b) Harmonized Sales Tax (“HST”) is forecast to decline by $30.2 million from the 2013–2014 Budget Estimates as a result of a downward revision to the growth rate of household final consumption expenditure; and c) Prior Year Adjustments (PYAs) from provincial sources are forecast to be a negative $124.8 million, of which $52.2 million results from the impact of lower yield for PIT, $19.4 million in HST results from the reduction in growth of household final consumption expenditure, and $53.6 million is the result of additional abandonment costs for the Sable Offshore Energy Project being attributable to prior years.

Total departmental expenses for 2013–2014 are forecast to be $85.6 million higher than Budget Estimate, offset by an increase of $36.4 million in Ordinary Recoveries. The Department of Community Services is forecasting to be over budget by $39.6 million, primarily in the following areas: Employment Support and Income Assistance is projected to be $21.2 million over budget due to April 2014 client payments of $12.5 million being paid in March 2014 and increased costs of $8.7 million due to higher than budgeted client volumes. The Services for Persons with Disabilities program is projected to be $15.8 million over budget due to April 2014 payments of $5.0 million being paid in March 2014 and increasing client costs of $10.8 million.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance – Specific Accounting Policies” above, for fiscal years 2009 to 2013 inclusive and Budget Estimate for fiscal year 2014, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” and “Government Finance – Accounting Changes and Corrections to the 2010 Accounts”, “Government Finance – Accounting Changes to the 2012 Accounts” and “Government Finance – Accounting Changes to the 2013 Accounts” above.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND (1)(2)

	Restated 2009 (3)	Restated 2010 (4)	Restated 2011 (5)	Restated 2012 (6)	2013	Budget 2014
	(in millions)
Provincial Sources:
Personal Income Taxes	$1,818.4	$1,827.6	$1,960.5	$2,057.6	$2,142.5	$2,278.4
Corporate Income Taxes	352.5	362.9	408.7	416.7	429.5	473.9
Sales Taxes	1,175.0	1,187.2	1,487.1	1,598.2	1,648.7	1,721.8
Tobacco Taxes	147.7	199.1	211.9	208.6	206.3	227.9
Motive Fuel Taxes	243.4	248.1	255.4	250.2	243.4	251.0
Interest Revenues	84.8	51.4	73.5	82.0	76.3	68.8
Registry of Motor Vehicles	112.6	111.8	112.3	117.1	113.4	121.2
Offshore Royalties	451.8	125.6	172.7	118.0	22.7	20.1
Offshore Licenses Forfeitures	2.1	14.8	0.4	—	0.1	—
Other Provincial Sources	290.6	309.9	312.1	308.2	285.9	291.6
TCA Cost Shared Revenue	3.0	12.0	11.5	3.4	9.1	8.3
Prior Years Adjustment	53.9	47.4	219.3	(63.6)	57.7	—
Fees & Other Charges	62.0	68.7	70.1	70.8	68.7	61.7
Ordinary Recoveries	274.0	304.8	304.6	293.9	304.0	266.9
Gain on Disposal of Crown Assets	—	—	—	2.1	15.4	—
Sinking Fund Earnings	116.4	92.2	102.2	106.8	111.1	107.1

Total Provincial Sources	5,188.0	4,963.6	5,702.3	5,570.1	5,734.8	5,898.8

Federal Sources:
Equalization	1,464.9	1,464.9	1,360.7	1,407.2	1,578.8	1,703.7
Canada Health Transfer	668.7	700.1	728.6	759.9	795.0	833.1
Canada Social Transfer	297.1	302.0	309.2	315.9	323.0	329.1
Crown Share	95.1	79.4	29.7	30.1	12.9	9.4
Offshore Accord	105.9	180.1	227.2	167.8	146.1	89.5
Other Federal Sources	86.3	98.6	103.9	22.9	18.3	18.6
TCA Cost Shared Revenue	36.4	108.8	95.0	39.0	24.5	22.7
Prior Years’ Adjustments	7.6	(5.8)	(1.7)	(0.4)	(0.8)	—
Ordinary Recoveries	184.7	312.2	302.7	307.0	247.4	226.0

Total Federal Sources	2,946.8	3,240.2	3,155.4	3,049.4	3,145.1	3,232.0

Total Revenue	$8,134.8	$8,203.8	$8,857.7	$8,619.4	$8,879.9	$9,130.9

(1)	Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance – Summary of Budget Transactions and Borrowing Requirements”.)
(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises. However, net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the General Revenue Fund under ordinary revenue, other provincial sources.
(3)	Restated to reflect Accounting Changes during 2009-2010. See “Government Finance – Accounting Changes and Corrections to the 2010 Accounts”.
(4)	Restated to reflect Accounting Changes and corrections to errors to personal income tax and corporate income tax revenues contained in originally released financial statements for during 2009-2010. See “Government Finance – Accounting Changes and Corrections to the 2010 Accounts”
(5)	Restated to reflect Accounting Changes during 2011-2012. See “Government Finance – Accounting Changes to the 2012 Accounts”.
(6)	Restated to reflect Accounting Changes during 2012-2013. See “Government Finance – Accounting Changes to the 2013 Accounts”

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2012-2013 totaled $5,734.8 million (representing 64.6% of the Province’s total revenues) and are estimated to be $5,898.8 million for fiscal year 2013-2014, representing 64.6% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $2,142.5 million in fiscal year 2012-2013 and are estimated to increase to $2,278.4 million for 2013-2014. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,648.7 million for 2012-2013 and is estimated to increase to $1,721.8 million for fiscal year 2013-2014. Corporate Income Taxes totaled $429.5 million in 2012-2013 and are estimated to increase to $473.9 million in 2013-2014.

The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, and the HST.

The Province has a tax on income system for personal income tax. The Provincial tax on income is calculated on federally defined taxable income, and consists of five income tax brackets. The rate for the first bracket, on taxable income up to $29,590, stands at 8.79%. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The fourth bracket for income above $93,000 is 17.5% and was revised to taxable income between $93,001 and $150,000 effective for the 2010 taxation year and beyond. A fifth bracket was added in 2010 with a rate of 21% on taxable income above $150,000. Prior to 2010 there was a surtax of 10% of provincial tax in excess of $10,000. The fifth tax bracket and the removal of the surtax were temporary measures until the Province returned to a balanced budget position, but the Province announced in the 2013-2014 Budget that the measures will remain in place for the 2013-2014 fiscal year.

The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 4.5% applies to the first $400,000 of active business income for Canadian Controlled Private Corporations. Effective January 1, 2012 the small business rate was reduced to 4.0%, effective January 1, 2013 the small business tax rate was reduced to 3.5%, and effective January 1, 2014 the small business tax will be reduced to 3.0%. As of July 1, 2011 the Large Corporations Tax (“LCT”) was reduced to 0.05% from 0.10%. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The Large Corporations Tax was phased out completely on July 1, 2012. The capital tax rate for financial institutions is 4%.

On April 1, 1997, a harmonized sales tax (“HST”) was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%, which was subsequently reduced by the Federal government to 6% on July 1, 2006 and 5% effective January 1, 2008. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province. The provincial component of the HST was increased from 8% to 10% on July 1, 2010 for a combined rate of 15%. The rate increase contributed $225.0 million to 2011-2012 revenues, growing to approximately $320 million a year based upon a full-year implementation in 2012-2013. In April 2012, the government announced that the Province intended to lower the HST rate by one percentage point in 2014 and another one percentage point in the following year, reducing it to 13% in 2015; however, more recent statements by government officials indicate that this reduction may not occur.

The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the provincial component of the HST for books, new home construction, children’s clothing, children’s footwear, children’s diapers, feminine hygiene products, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.

Offshore petroleum royalties were $22.7 million in 2012-2013, and are estimated to be $20.1 million in 2013-2014. A low price environment for natural gas continues to persist, and production volumes from the Sable Offshore Energy Project have been declining in recent years. In addition, an accrual has been made for estimated abandonment costs that interest holders in the Sable Offshore Energy Project may deduct from offshore royalties. While there are several factors contributing to the decline, it is primarily being driven by the accrual of abandonment costs estimated by SOEP interest holders.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($1,578.8 million in 2012-2013), the Canada Health Transfer (“CHT”, $795 million in 2012-2013) and the Canada Social Transfer (“CST”, $323 million in 2012-2013). Equalization, CHT and CST are estimated to be $1,703.7 million, $833.1 million, and $329.1 million respectively, for the fiscal year 2013-2014.

Equalization is an unconditional Federal Government transfer that is paid out of Federal Government resources. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements.

The Equalization program has traditionally been renewed every five years, with the exception of the 1992 renewal that was for two years only. The 2004 Renewal was never implemented because a Transitional Approach was agreed upon at a First Ministers’ Meeting in September 2004 to allow the Federal Government an opportunity to develop a new framework for the program. The Transitional Approach included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-2005-entitlement year. In addition, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006, and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity. Equalization payments for 2005-2006 and 2006-2007 were set out in Federal Government legislation.

The Offshore Offset Agreement (Offshore Accord) between the Federal Government and the Province of Nova Scotia was signed in February 2005. Essentially, the agreement was to protect Nova Scotia’s offshore natural resource revenues from clawbacks under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resources included and Equalization payments with these resources excluded. This arrangement had an estimated value of $1.1 billion at production levels expected at the time of the agreement. On June 30, 2005, Nova Scotia received an $830 million advance cash payment from the Federal Government under the Offshore Accord. The Province accounted for the annual value of the offset payment on an accrual basis until the $830 million was fully realized as income. The Province recognized the $830 million of revenues under the Offshore Accord of $57.1 million in 2005-2006, $57.4 million in 2006-2007, $68.2 million in 2007-2008, $105.9 million in 2008-2009, $180.1 million in 2009-2010, $227.2 million in 2010-2011, and $134.1 million in 2011-2012. The Province has qualified for the second eight-year phase of the Offshore Accord which runs from 2012-2013 to 2019-2020.

As a part of Federal Budget 2006, the Federal Government committed to resolving the issue of fiscal imbalance including a principled-based, formula-driven Equalization program. The Federal Budget documents indicated that the resolution to this issue would be guided by three reports including a Federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization. The Federal Budget 2007 tabled on March 19, 2007 adopted the approach recommended by the Expert Panel on Equalization to resolve the fiscal imbalance. The new formula compares the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. The new formula was intended to make payments under the Equalization program more predictable. A province that is below the national average fiscal capacity receives an Equalization payment while a province above the national average fiscal capacity does not. In addition, a fiscal capacity “cap” was introduced to ensure that no Equalization-receiving province would have a fiscal capacity greater than the lowest fiscal capacity of the non-Equalization-receiving provinces. In 2009-2010 six provinces received Equalization payments under the Expert Panel formula: Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Ontario and Manitoba. Nova Scotia has the second highest fiscal capacity of the four provinces of Atlantic Canada. Under the Expert Panel approach, Nova Scotia’s entitlement in 2007-2008 was

$1,464.5 million, $1,464.9 million in both the 2008-2009 and 2009-2010 fiscal years, $1,360.7 million in 2010-2011. In subsequent years, the Province has received equalization under the Expert Panel approach plus the cumulative-best-of-guarantee and Total Transfer Protection in the amounts of: $1,407.2 million in 2011-2012, $1,578.8 in 2012-2013, and estimated to be $1,703.7 million in 2013-2014. The Federal government, starting in the 2010–2011 fiscal year, provided provinces “Total Transfer Protection” payments to ensure that a province’s total major transfers from the Federal Government in subsequent years were no lower than in the prior year. For the purpose of calculating TTP, total major transfers comprise Equalization, CHT, CST and prior year Total Transfer Protection payments.

Under the implementation of the Expert Panel on Equalization, Nova Scotia and Newfoundland and Labrador were also provided with an option to use the 2004 Renewal formula, which included the benefits of the Offshore Accord Agreements. The two provinces were permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the 2004 Renewal formula would no longer be an option. Following several months of discussions, on October 10, 2007, the Province and the Federal Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enables the Province to opt into the Expert Panel approach commencing in 2008-2009 and provides a “Cumulative Best-of Guarantee” to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (now referred to as the Interim Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments and Offshore Offset payments under the Expert Panel approach is less than the cumulative total of Equalization payments and Offshore Offset payments calculated under the Interim Approach formula, the Federal Government will make a payment representing the difference to the Province.

As part of the October 10, 2007 clarification, the Province and the Federal Government agreed to allow a joint independent panel to determine the value of the Crown Share Adjustment Payments due to the Province. This payment arose under Canada’s National Energy Program (“NEP”), enacted by the Government of Canada in 1980. That energy policy reserved to Canada a 25 per cent share interest with respect to oil and gas resource projects, referred to as the “Federal Crown Share”. In 1982, the Province agreed to set aside ownership claims regarding offshore resources in exchange for financial compensation. Nova Scotia, having entered into the 1982 “Canada-Nova Scotia Offshore Agreement” with Canada, would receive financial compensation in a 6.25 per cent and 12.5 per cent share of Canada’s interest in oil and gas field projects, respectively. This was referred to as Nova Scotia’s “Crown Share”. With the dismantling of the NEP in 1985 and subsequent repeal of Nova Scotia’s “Crown Share” interests, the “Canada–Nova Scotia Offshore Petroleum Resources Accord”, signed by Nova Scotia and the Federal Government in 1986, introduced the Crown Share Adjustment Payments (“CSAP”). This was to ensure that, “Nova Scotia receive financial benefits equivalent to those it would have achieved had it exercised its Crown Share options”. With respect to CSAP, Part VIII of the 1988 Federal Government legislation implementing the 1986 Accord provided that Canada would pay to Nova Scotia an amount equal to at least 75 per cent of the “deemed profit” in respect of a project.

On July 13, 2008, the Federal Government accepted the recommendation of the independent panel. The Federal Government paid the Province of Nova Scotia $234.4 million for past payments up to March 31, 2008, $95.1 million in 2008-2009, $79.4 million in 2009-2010, $29.7 million in 2010-2011, $30.1 million in 2011-2012 and $12.9 million for 2012-2013. The Province has estimated revenues of $9.4 million in 2013-2014. There will be future payments under the Crown Share Adjustment Payment for SOEP, Deep Panuke and any other offshore development. The independent panel estimated the value of payments for SOEP and Deep Panuke to be approximately $870 million. These payments will not reduce Nova Scotia’s Equalization payments, including the application of the fiscal capacity cap, in any particular year, now or in the future.

The Federal Government in November 2008 announced that the annual expenditure growth in the Equalization program would be limited to the change in the three-year moving average of Canada’s nominal gross domestic product. Furthermore, the fiscal capacity cap will be set at the average post-Equalization fiscal capacity of the Equalization-receiving provinces when the population of Equalization-receiving provinces exceeds 50 per cent of the national population. If the population of Equalization-receiving provinces is less than 50 per cent of the national population the fiscal capacity cap reverts to the lowest fiscal capacity of the non-Equalization-receiving provinces. Transitional payments were provided in 2009-2010 to ensure that a province that receives Equalization in that year does not see a decline in its payments. As a result, the Equalization payment to Nova Scotia in 2009-2010 was established at $1,464.9 million.

In December 2009 the Federal Government announced that provinces would receive transitional protection from any year-over year decline in transfer payments (Equalization, Canada Health Transfer (CHT), and Canada Social Transfer (CST)) in 2010-2011. A total of $525 million was provided to the provinces in the form of a one-time transitional protection. Nova Scotia received $250.4 million in 2010-2011 as part of the protection package resulting from a $280.4 million decline in Equalization, combined with increases of $24.4 million in CHT and $5.6 million in CST. The payment was included as an Equalization payment for 2010-2011. The Federal Government committed to maintaining the Total Transfer Protection in 2011-2012, 2012-2013 and 2013-2014 and as a result the Province received a payment of $158 million in 2011-2012 and $13 million in 2012-2013, included in the Equalization estimate. No Total Transfer Protection payment will be made in 2013-2014.

The Province received $297 million in 2012-2013 Equalization related to a payment under the Cumulative Best-of Guarantee. This payment was the first year that the cumulative value of the Interim Approach exceeded the cumulative value of the Expert Panel, and $246 million has been included in the 2013-2014 Equalization Estimates for the Cumulative-Best-Of-Guarantee.

The Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”) are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.

On September 16, 2004, the Provincial and Territorial governments reached an agreement with the Federal Government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the Federal Government will provide an additional $41.3 billion by 2013-2014. The national cash pool for CHT was set at $19.0 billion for fiscal year 2005-2006 with an annual escalator mechanism of 6.0% from 2006-2007 through to 2013-2014. In the 2007 Federal Budget, the Federal Government announced an intention to move to a straight per capita funding mechanism when CHT legislation expires in 2013-2014. Currently, the allocation of funding across provinces is based partially on a per capita calculation and partially on a complex tax points’ formula.

The 2007 Federal Budget provided an increase in funding to the CST program of $1.0 billion in 2007-2008 and legislated annual 3.0% increases in funding starting in 2009-2010. The amount of Federal assistance under the CST is not determined in relation to actual program cost; starting in fiscal year 2007-2008 it was allocated on an equal per capita cash basis.

The Province of Nova Scotia has also benefitted from trusts established by the Federal Government to transfer a portion of annual Federal Budget surpluses to provinces for specific purposes. In 2006, the Federal Government announced that it would set up five trust funds to address immediate provincial pressures in the areas of post-secondary education, infrastructure, public transit, affordable housing, northern housing, and off-reserve Aboriginal housing. A total of $3.3 billion was transferred to the provinces and territories. Nova Scotia received $85.4 million, recording $2.5 million of this revenue in 2006-2007, $43.1 million in 2007-2008, $29.9 million in 2008-2009, and $9.4 million in 2009-2010.

In the 2007 Federal Budget three additional trusts were established for HPV Immunization ($300 million), Patient Wait Times Guarantee ($612 million), and an ecoTrust for Clean Air and Climate Change ($1.5 billion). Nova Scotia received $75.8 million from these trusts in total, with $4 million in revenue recognized in 2006-2007, $8.4 million in 2007-2008, $45.9 million in 2008-2009, $4.9 million in 2009-2010, $11.8 million in 2010-2011, and $0.7 million in 2011-2012.

The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHT, CST, HST and income tax payments. Prior years’ adjustments from both Federal and Provincial sources were a positive $98.1 million in 2007-2008; a positive $61.5 million in 2008-2009; a positive $41.6 million in 2009-2010; a positive $217.6 million in 2010-2011; a negative $64 million in 2011-2012, and a positive $56.8 million in 2012-2013.

Program Expenditures / Expenses

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2009, 2010, 2011, 2012 and 2013 and the Budget Estimate for the fiscal year ending March 31, 2014.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated	Restated	Restated		Budget
	2009 (2)	2010 (2)	2011 (3)	2012 (4)	2013	2014
	(in millions)
Department Expenses
Agriculture	$66.0	$71.0	$64.3	$63.7	$63.8	$62.0
Communities, Culture and Heritage	—	—	54.3	54.2	57.2	60.0
Community Services	890.6	944.9	958.4	975.6	941.8	896.6
Economic Development	91.0	73.4	—	—	—	—
Economic and Rural Development & Tourism	—	—	106.8	107.7	171.9	130.1
Education	1,261.9	1,279.3	1,130.1	1,131.1	1,110.6	1,105.7
Assistance to Universities	485.5	450.4	93.5	387.2	380.8	337.2
Energy	35.9	24.7	30.1	30.2	29.3	26.1
Environment	27.9	42.6	47.4	26.7	24.7	25.0
Finance	27.1	27.1	31.1	33.6	37.7	41.4
Fisheries & Aquaculture	7.3	8.7	12.8	8.3	8.5	9.0
Health	3,165.8	3,371.6	3,696.0	3,757.9	3,857.5	3,910.8
Health Protection & Promotion	87.7	85.0	—	—	—	—
Justice	262.1	277.8	285.2	295.5	311.6	309.8
Labor & Advanced Education	67.4	146.3	336.2	339.1	345.5	353.4
Natural Resources	86.8	92.4	93.8	101.2	99.4	85.1
Public Service	157.6	184.0	150.4	165.8	149.0	165.9
Seniors	1.7	1.9	1.7	1.9	1.7	1.9
Service NS & Municipal Relations	244.4	278.7	297.9	260.0	269.6	247.3
Tourism & Culture	61.4	62.9	—	—	—	—
Transportation & Infrastructure Renewal	381.3	378.3	404.4	408.9	419.3	425.5
Restructuring Costs (5)	154.9	159.6	78.7	86.9	171.2	202.5
Gain on disposal of assets	(1.1)	—	0.4	—	—	—

Total Department Expenses	7,563.1	7,960.5	7,873.7	8,235.4	8,451.1	8,395.2

Tax Credits and Rebates	—	—	48.9	116.5	127.1	129.4
Pension Valuation Adjustment	85.1	86.4	(24.7)	40.0	107.4	110.8
Debt Servicing Costs	866.6	849.7	848.2	842.8	897.4	888.9

Total Expenses	$8,514.8	$8,896.6	$8,746.1	$9,234.7	$9,583.0	$9,524.2

(1)	Expenses by department are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”
(2)	Restated to reflect changes in accounting policies during fiscal year 2009-2010. See “Government Finance – Accounting Changes and Corrections to the 2010 Accounts.”
(3)	Restated to reflect changes in accounting policies during fiscal year 2011-2012. See “Government Finance – Accounting Changes to the 2012 Accounts”
(4)	Restated to reflect changes in accounting policies during fiscal year 2012-2013. See “Government Finance – Accounting Changes to the 2013 Accounts”
(5)	Includes retroactive wage payments due to subsequent wage negotiations, provides for the current and prior years costs expended on corporate initiatives – costs that are not incurred at the discretion of a department, and would not normally be part of a department’s operations and/or may not be directly attributable to any one department.

Departmental expenses, consisting of program expenses and the amortization of tangible capital assets, were $8,451.1 million for fiscal year 2012-2013 and are estimated to be $8,395.2 million for fiscal year 2013-2014.

Health, Education, and Community Services

Health (including Health Protection & Promotion) and education (including Assistance to Universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $3,857.5 million and $1,491.4 million, respectively, for the fiscal year ended March 31, 2013, and are estimated to be $3,910.8 million and $1,442.9 million, respectively, for the fiscal year 2013-2014. In 2011-2012, the university sector received only $93.5 million as the Province had pre-funded much of this expenditure in 2009-2010, and for the fiscal year 2011-2012 expenses for the university sector were $387.2 million, which expense level was more consistent with years prior to 2010-2011. The Province has discontinued its practice of pre-funding the university sector.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.

Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the General Revenue Fund totaled $941.8 million for the fiscal year ending March 31, 2013, and are estimated to be $896.6 million for the fiscal year 2013-2014.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Economic Development, Fisheries & Aquaculture, and Natural Resources). Expenses from the General Revenue Fund in these areas totaled $343.5 million for the fiscal year ending March 31, 2013, and are estimated to be $286.2 million in fiscal year 2013-2014. The 2012-2013 expenses were higher than prior years due primarily to the support provided by the Province to the forestry industry, with these expenses being incurred by the Department of Economic and Rural Development and Tourism and the Department of Natural Resources. This support included funding provided to continue to keep a paper mill in a “hot idle” state until sold (the sale was completed in September 2012). Other increases in fiscal year 2012-2013 relate to an increase in the Nova Scotia Jobs Fund loan valuation account. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Public Service expenses from the General Revenue Fund are estimated to increase from $149.0 million in the fiscal year ending March 31, 2013 to $165.9 million in fiscal year 2013-2014.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $311.6 million in the fiscal year ending March 31, 2013 and are estimated to be $309.8 million in fiscal year 2013-2014.

Transportation and Infrastructure Renewal

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people with the associated dispersal of knowledge. Transportation and Infrastructure Renewal expenses from the General Revenue Fund are estimated to increase from $419.3 million in the fiscal year ending March 31, 2013 to $425.5 million in fiscal year 2013-2014.

Service Nova Scotia & Municipal Relations

The Province supports municipalities through provision of advice and assistance, and administration of a variety of grant programs. Expenses for the year ending March 31, 2013 were $269.6 million and are estimated to decrease to $247.3 million in fiscal year 2013-2014. The expenses in this department are primarily due to expenses of $142.1 million in municipal grants and programs made by the Province, in part, from monies received from the Federal government through Federal Gas Tax Building Canada Fund.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2013
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Nova Scotia Farm Loan Board	$170.8	$13.0	$157.7
Student Loans, direct lending	199.2	85.0	114.2
Fisheries Development Fund	109.0	2.5	106.5
Halifax Dartmouth Bridge Commission	2.0	—	2.0
Nova Scotia Business Incorporated	60.2	23.2	37.0
Nova Scotia Housing Development Fund	589.5	4.0	585.5
Nova Scotia Innovation Corporation	4.5	2.6	1.9
Nova Scotia Jobs Fund	277.8	102.7	175.1
Market Development Initiative Fund	4.5	—	4.5
Nova Scotia Municipal Finance Corporation	764.2	—	764.2
Nova Scotia Strategic Opportunities Fund Inc	75.0	—	75.0
Miscellaneous	1,2	0.8	0.4

	$2,257.7	$233.8	$2,023.9

Investments of the General Revenue Fund
Art Gallery of Nova Scotia	2.2	—	2.2
Capital District Health Authority	59.4	—	59.4
Gambling Awareness Foundation	3.4	—	3.4
Nova Scotia Business Incorporated	48.2	11.4	36.8
Nova Scotia Community College	3.2	—	3.2
Nova Scotia Innovation Corporation	23.5	8.5	14.9
Nova Scotia Jobs Fund	31.7	14.1	17.6
Nova Scotia School Insurance Program	8.7	—	8.7
Public Archives of Nova Scotia	1.7	—	1.7

	$182.0	$34.0	$148.0

Total Loan and Investments	$2,439.7	$267.8	$2,171.9

Agriculture and Rural Credit Act

The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Province of Nova Scotia cost of borrowing plus 50 basis points.

Fisheries and Coastal Resources Act

The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.

Jobs Fund Act

The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.

Nova Scotia Housing Act

The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.

Municipal Loan and Building Fund Act

The Province, through the Nova Scotia Municipal Finance Corporation (“MFC”), provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures. The MFC obtains its funding through the sale of debentures to the Province and to the Federal Government. The debentures issued by the MFC to the Province are guaranteed by the Province.

Finance Act - Student Loans

The Finance Act provides the authority for the Minister of Finance, subject to the regulations, to make loans to students enrolled in educational programs designated in the manner provided for in the regulations. These student loans are for post-secondary education, and were previously provided by a Canadian Chartered Bank and guaranteed by the Province.

Nova Scotia Business Incorporated Act

The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province in 2000. The Board of NSBI elects subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.

Venture Corporations Act

The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. Venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.

Revenue Act

The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.

Finance Act

The Governor-in-Council may authorize the Minister of Finance to lend money to a Government Business Enterprise or a Governmental Unit.

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2009 through to March 31, 2013, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND (4)

	2009	2010	2011	2012	2013
	(millions $)
General Revenue Fund Funded Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund (1) (2)	$1,079.4	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	10,753.2	11,930.3	13,231.5	13,616.9	14,006.2
	11,832.6	13,009.6	14,310.9	14,696.3	15,084.9

Other Long-term Indebtedness (3)	347.5	322.4	300.6	286.8	265.0

Total General Revenue Fund Funded Debt	$12,180.1	$13,332.0	$14,611.5	$14,983.1	$15,350.0

Less: Sinking Funds and Public Debt Management Funds (2) (5)	2,211.7	2,204.2	2,394.6	2,539.0	2,694.2

Net Funded Debt (6)	$9,968.4	$11,127.8	$12,216.9	$12,444.2	$12,655.8

Per Capita ($) (7)	$10,651.5	$11,860.8	$12,968.1	$13,175.8	$13,391.5
As a Percentage of:
Household Income (7)	31.8%	34.9%	37.3%	36.1%	36.4%
Gross Domestic Product at Market Prices (7)	28.1%	31.6%	33.0%	32.6%	33.0%

(1)	Debentures held by the Canada Pension Plan Fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.
(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of the currency-swap contracts.
(3)	Other long-term indebtedness includes capital leases, for the General Revenue Fund, in the amounts of $347.3 million, $322.2 million, $298.1 million, $273.9 million and $249.1, for the fiscal years ended, 2009, 2010, 2011, 2012 and 2013 respectively.
(4)	As of December 19, 2013, there were two debt retirements totaling $929.9 million in 2013-2014, and $500 million in additional borrowings.
(5)	At March 31, 2013, the Public Debt Management Fund held $157.8 million that is available to repay or retire debentures of the Province at the discretion of the Governor-in-Council.
(6)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.
(7)	Population at July 1 for the previous calendar year. Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the General Revenue Fund are Nova Scotia Power Finance Inc., the Housing Development Corporation, and the Nova Scotia Municipal Finance Corporation. As at March 31, 2013, total funded debt of the Consolidated Entity was $16,418.1 million.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. The Province uses interest rate swap contracts to convert certain interest payments from fixed to floating.

The Department of Finance credit policy states that it executes derivative transactions only with counterparties that have a minimum credit rating of “A”.

As at March 31, 2013, the Province had outstanding 34 interest rate swap contracts to convert certain interest payments from a fixed to floating, from floating to fixed, or fixed to fixed basis. These swaps have terms remaining of 62 days to 14.6 years, a notional principal value of $1.5 billion and a mark-to-market value of ($10.6) million. (Mark to Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2013.)

The Province has also executed numerous foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market of these swap contracts as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal	Mark to Market
		(thousands)		(thousands Canadian $)	(millions Canadian$)
SWAPS:
April 16, 2019	UK	60,000	CDN$	114,387	(28.3)
July 27, 2013	US$	300,000	CDN$	299,850	3.6
July 21, 2015	US$	750,000	CDN$	771,750	15.8
March 15, 2016	US$	150,000	CDN$	205,725	(41.3)
January 26, 2017	US$	500,000	CDN$	562,470	9.8
February 1, 2019	US$	200,000	CDN$	198,000	14.6
July 1, 2019	US$	200,000	CDN$	199,900	10.9
November 15, 2019	US$	244,000	CDN$	246,318	11.1
March 1, 2020	US$	300,000	CDN$	409,200	(109.8)
May 1, 2021	US$	300,000	CDN$	312,002	4.0
April 1, 2022	US$	300,000	CDN$	379,517	(71.2)
July 30, 2022	US$	300,000	CDN$	329,310	(16.4)

Total				$3,914,042	($169.8)

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2013, from the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above. At March 31, 2013, all debt denominated in currencies other than Canadian dollars had been swapped to Canadian dollars.

SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1)

FOR THE GENERAL REVENUE FUND

Period Ending March 31	Total Debt in Canadian Dollars (2)	Sinking Funds (3)
	(in millions)
Public Debt Management Fund		$157.8
Sinking Fund General		657.0

2014	1,015.6	295.2
2015	578.1	—
2016	1,007.6	178.0
2017	894.8	—
2018	234.7	—
2019	259.1	135.6

2014-2019	3,990.0	608.7

2020-2024	4,608.0	1,166.5
2025-2029	635,8	—
2030-2034	900.0	—
2035-2039	1,461.4	—
2040-2044	2,266.1	—
2045-2065	1,488.8	—

	$15,350.0	$2,694.2

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.
(2)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2013.
(3)	In addition to these Sinking Funds, there are funds available for debt retirement in the Public Debt Management Fund that is comprised of $157.8 million in assets at March 31, 2013. During the fiscal year 2012-2013, a $44.1 million contribution was made to Sinking Funds, and total earnings to both the Sinking Fund and Public Debt Management Fund were $111.1 million and there were no withdrawals from the discretionary sinking fund in 2012-2013.

Until March 31, 2003, the Province provided sinking fund installments for all of its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.

Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The unamortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2013, the unamortized premium was $34.8 million.

Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2013, ranged from 2.75% to 10.0%, for Canadian funds, and from 7.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking funds and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at the rate associated with the swap contact.

As at March 31, 2013, the General Revenue Fund held financial assets in the sinking funds and Public Debt Management Fund totaling $2,694.2 million. Total market value of both funds was $2,738.5 million at March 31, 2013.

At March 31, 2013, the Province held $675.9 million in carrying value of its own debentures (carrying value of $676.9 million at March 31, 2012) in sinking funds and Public Debt Management Fund as active investments. Of the $2,694.2 million the Province held in financial assets for debt retirement at March 31, 2013, $157.8 million is held in the Public Debt Management Fund, $657.0 million in the Sinking Fund General, and $1,879.4 million in restricted sinking funds.

The following table sets forth the sinking funds, by currency, of funded debt of the Province for the General Revenue Fund (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2013, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.

PROVINCIAL RESTRICTED SINKING FUNDS FOR THE GENERAL REVENUE FUND

As at March 31, 2013
(in millions)
For Issues Payable in:
Canadian Dollars	$104.2
United States Dollars (1)	1,775.2

$1,879.4

(1)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2013.

Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2013, the Province estimates debt refinancing requirements (net principal repayments, capital lease payments and sinking fund contributions) for the Consolidated Entity to be $1,083.6 million for the fiscal year 2013-2014, $637.8 million for the fiscal year 2014-2015, $1,062.6 million for the fiscal year 2015-2016, $943.8 million for the fiscal year 2016-2017, and $287.6 million for the fiscal year 2017-2018.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2009, 2010, 2011, 2012 and 2013, adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2009	2010	Restated 2011 (1)	Restated 2012 (2)	2013
	(Millions $)
Bank Advances and Short-term Borrowings	$613.9	$442.6	$536.9	$405.2	$550.4
Accounts Payable & Accrued Liabilities	1,498.8	1,603.8	1,740.3	1,673.6	1,717.5
Accrued Interest	205.9	198.2	208.5	216.6	221.6

	$2,318.6	$2,244.5	$2,485.7	$2,295.4	$2,489.5

(1)	Restated to reflect changes in accounting policies during fiscal year 2011-2012. See “Government Finance – Accounting Changes to the 2012 Accounts”
(2)	Restated to reflect changes in accounting policies during fiscal year 2012-2013. See “Government Finance – Accounting Changes to the 2013 Accounts”

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2013 totaled $1,542.4 million.

Guaranteed Debt

The following table sets forth the guaranteed debt of the Consolidated Entity for the fiscal years 2009, 2010, 2011, 2012 and 2013. All guaranteed debt is denominated in Canadian dollars.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY (1) (3)

	Fiscal years Ended March 31
	2009	2010	2011	2012	2013
	(Millions $)
Total Guaranteed Debt (2)	$201.5	$194.1	$171.9	$152.1	$143.3

Deduct:
Provision for Guarantee Payout	33.9	28.9	21.5	23.1	24.1

Net Guarantees not Reflected in Statements	$167.6	$165.2	$150.4	$129.0	$119.2

(1)	Does not include MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation.
(2)	Restated to correct the official amount guaranteed.
(3)	All guaranteed debt is payable in Canadian dollars.

The table for guaranteed debt for the Consolidated Entity does not include the $854.7 million of gross debt, as at March 31, 2013, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased. The Province provides the guarantee of repayment on certain payment obligations to third parties. The majority of guarantees are related to social housing, economic development initiatives and student loans.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Public Service Superannuation Plan (“PSSP”) is governed by its own pension legislation, the Public Service Superannuation Act, which was extensively updated in April 2012. The PSSP transitioned to a joint governance structure on April 1, 2013. Prior to that date the Minister of Finance was sole trustee. The trustee of the Public Service Superannuation Plan is the Public Service Superannuation Plan Trustee Inc. At the direction of, and under the oversight of the trustee, the Nova Scotia Pension Services Corporation administers the PSSP.

The Superannuation Fund, which is not part of the General Revenue Fund, is invested in Federal, provincial, municipal, and corporate securities, and real estate.

KPMG audits the financial statements of the Superannuation Fund. The following table sets forth the audited Statement of Continuity of the Superannuation Fund.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
	(in millions)
Opening Balance	$3,583.4	$2,897.6	$3,444.3	$4,301.0	$4,369.3

Add:
Employee Contributions	71.6	86.5	86.4	86.3	88.1
Employer Contributions	70.1	80.6	620.4	84.8	85.4
Income Earned and change in Market
Value of Investments	(597.9)	623.7	398.8	163.0	463.1
Transfers from other pension plans	5.0	7.0	12.3	9.6	8.0

	(451.3)	797.8	1,117.9	343.7	644.6

	3,132.1	3,695.4	4,562.2	4,644.7	5,013.9

Deduct:
Pensions Paid	205.8	219.0	229.8	242.7	255.4
Refunds & Transfers Out	17.8	20.0	14.2	11.2	14.1
Operating Expenses	10.9	12.0	17.2	21.5	35.2

	234.5	251.1	261.2	275.4	304.7

Closing Balance	$2,897.6	$3,444.3	$4,301.0	$4,369.3	$4,709.1

In fiscal 2011, changes were made to the Public Service Superannuation Act to address the Plan’s unfunded liability. From January 1, 2011 to January 1, 2015, indexing of pensions in pay will be at a rate of 1.25% annually. Starting January 1, 2016, the annual rate of indexing will be set by the Trustee for five-year periods, based on the funding level of the Plan and the advice of the Plan’s actuary. Future indexing of pensions in the deferral period was eliminated. In addition, for members first hired by a participating employer on or after April 6, 2010, the “Rule of 80” with a minimum age of 50 was changed to the “Rule of 85” with a minimum age of 55, and the benefit payable to their surviving spouses was changed from 66.67% of the member’s pension benefit to 60%. The Province also transferred $536 million to the Plan from the General Revenue Fund on December 15, 2010.

The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Mercer (Canada) as at December 31, 2012. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a discount rate (total rate of return on assets) of 6.50% which changed from 2011 where the assumption was a discount rate of 6.60%. Inflation was assumed to be 2.25%, which also changed from 2011 where the assumption was 2.50%. Assumed salary increases changed from 2.5% plus promotional scale for 2011 to 2.25% plus promotional scale ranging from 0.0% to 2.5%. The assumed retirement age was based on a 35% probability that a member would retire at upon attainment of age 54 (age 55 for a member first hired on or after April 6, 2010) and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of age 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2012, the Superannuation Fund had actuarial liabilities with a present value of $4,645.0 million, assets with a present value of $4,463.7 million, an unfunded liability of $181.3 million and a funded ratio of 96.1%. Starting with the 2010 actuarial valuation for funding purposes, smoothing of assets was adopted. Under asset smoothing, gains and losses on investments, relative to assumptions, are recognized over a period of five years rather than immediately. The result is a reduction in the volatility of the funding level of the Plan as stated in the actuarial valuation report. On a smoothed value basis, the Plan’s funded ratio at December 31, 2012 was 97.8%.

The Superannuation Fund’s actuaries have provided an estimated present value for the Superannuation Fund’s actuarial liabilities as at March 31, 2013 of $4,686.7 million. Assets had an actuarial value of $4,532.1 million, resulting in an unfunded liability of $154.6 million and a funded ratio of 96.7%.

Provincial legislation and regulations provide that certain payments to pensioners are charged to the General Revenue Fund rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $17.2 million and $15.3 million, respectively, for the fiscal year ended March 31, 2013.

The Public Service Superannuation Act provides that the Province must make payment out of its General Revenue Fund if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance as trustee.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was KPMG. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2012.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2008	2009	2010	2011	2012
	(in millions)
Opening Balance	$4,610.0	$3,668.2	$4,015.5	$4,223.6	$4,024.7

Add:
Employee Contributions	62.8	67.1	67.6	67.5	66.4
Employer Contributions	61.3	69.8	67.6	73.7	79.1
Income Earned and change in Market
Value of Investments	(739.4)	552.2	429.0	31.3	454.0
Transfers from other pension plans	3.0	1.5	2.2	2.2	1.9

	(612.4)	690.7	566.4	174.7	601.4

	3,997.6	4,358.9	4,581.8	4,398.2	4,626.1

Deduct:
Pensions Paid	315.0	327.3	340.4	351.0	364.0
Refunds & Transfers Out	2.5	2.7	0.5	1.1	1.0
Operating Expenses	12.0	13.4	17.3	21.4	25.4

	329.5	343.5	358.3	373.5	390.4

Closing Balance	$3,668.2	$4,015.5	$4,223.6	$4,024.7	$4,235.7

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited as at December 31, 2012, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a discount rate (total rate of return on assets) of 6.20%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2% plus merit/seniority ranging from 0.0% to 2.75%. The assumed retirement age was based on a 50% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2012, the Teachers’ Fund had actuarial liabilities with a present value of $5,914.4 million, assets of $4,235.6 million, an unfunded liability of $1,678.7 million and a funded ratio of 71.6%.

The Province is responsible for 50% of the payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.

Three pension plans are covered by the Fund.

•

United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•

Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•

Canadian Union of Public Employees’ Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2013.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE SYDNEY STEEL CORPORATION SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
	(in millions)
Opening Balance	$2.8	($0.7)	$0.0	$0.0	$0.0

Add:
Employee Contributions	—	—	—	—	—
Employer Contributions	22.3	20.8	20.1	19.2	18.3
Income Earned	0.5	—	—	—	—
Increase (Decrease) in Market
Value of Investments	(0.5)	—	—	—	—

	18.7	22.3	20.8	20.1	19.2

	21.6	21.6	20.8	20.1	19.2

Deduct:
Pensions Paid	22.1	21.3	20.7	20.0	19.1
Refund of Contributions	0.0	—	—	—	—
Other	0.2	0.2	0.1	0.2	0.2

	22.3	21.5	20.8	20.1	19.2

Closing Balance	($0.7)	($0.0)	$0.0	$0.0	$0.0

As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees’ Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. The benefit payments and expenses to administer the Fund are funded by the General Revenue Fund of the Province.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Mercer as at September 30, 2011. The major economic and demographic assumptions used in each valuation included a discount rate of 4.75%, an inflation rate of 2.5% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at September 30, 2011, the plans had a combined unfunded pension liability of $184.7 million. A projection to March 31, 2013 indicated an unfunded liability of $173.8 million, allocated as follows: United Steelworkers of America Pension Plan had $125.7 million, Salaried Pension Plan had $46.1 million, and Canadian Union of Public Employees’ Pension Plan had $2.0 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden for which the Province is responsible consists of the funded debt and guaranteed debt of the Consolidated Entity. Debt of the Consolidated Entity includes debt borrowed by the Province, the proceeds of which are lent to municipalities through the Municipal Finance Corporation (“MFC”). It does not include the debt of municipalities that is either borrowed from the Federal Government or third party sources. Borrowings from the Federal Government or third party sources are not material. By law, municipalities may only incur debt with financial institutions on a short-term basis until long-term financing is arranged with the MFC. Also, Debt of the Consolidated Entity does not include debt of government business enterprises, which are deemed to be self-supporting. For further information regarding the government business enterprises, see Schedule 6 to the “Public Accounts for the fiscal year 2012-2013, Volume 1,” which is Exhibit (2) to this Form 18-K.

The following table sets forth the Consolidated Entity outstanding and guaranteed funded debt for the five fiscal years ended March 31, 2009 through to March 31, 2013.

CONSOLIDATED ENTITY FUNDED DEBT (1)

	2009	2010	2011	2012	2013
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (2)	$12,180.1	$13,332.0	$14,611.5	$14,983.1	$15,350.0
Miscellaneous Debt (3)	4.3	4.0	4.2	5.8	11.3
Debt of the Consolidated Entity	12,184.4	13,336.0	14,615.7	14,988.9	15,361.3

Guarantees of the Consolidated Entity:
Industrial Development and Other	72.7	71.5	59.2	55.7	56.0
Mortgages (4)	128.9	122.6	112.7	99.5	87.2

Total Guaranteed Debt	201.6	194.1	171.9	155.1	143.3

Total Consolidated Entity Funded Debt & Guaranteed Debt	12,386.0	13,530.0	14,787.6	15,144.1	15,504.6

Deduct Sinking Funds and Debt Management Fund	2,211.7	2,204.2	2,394.6	2,539.0	2,694.2

Net Funded Debt & Guaranteed Debt of the Consolidated Entity	$10,174.2	$11,325.8	$12,393.0	$12,605.1	$12,810.4

Per Capita ($) (5)	$10,871.5	$12,071.9	$13,155.0	$13,346.2	$13,555.1
As a Percentage of:
Household Income (5)	32.5%	35.6%	37.8%	36.6%	36.9%
Gross Domestic Product at Market Prices (5)	28.7%	32.1%	33.4%	33.0%	33.4%

(1)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in currency-swap contracts. It does not include the debt of Government Business Enterprises.
(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.
(3)	Miscellaneous debt does not include debt of Nova Scotia Housing Development Corporation ($202.1 million at March 31, 2013), a Provincial Crown Corporation, which debt is secured by mortgages held by the Corporation, or NS Power Finance Corporation ($854.7 million at March 31, 2013), as this debt is fully defeased.
(4)	The Province guarantees certain debt of the student loan program and industrial development agencies, and mortgages of the Housing Development Corporation
(5)	Population as of July 1 of the preceding calendar year, Household Income and Gross Domestic Product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed Debt”. The Province prepares consolidated financial statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental cleanup, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations (See – Litigation).

The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies have generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2013, $65.2 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for future decommissioning, demolition and remediation of Sysco’s and adjacent sites, including the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”) acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies. At March 31, 2013, the outstanding borrowings by municipalities and municipal enterprises from the MFC stood at $771.6 million.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2008 through 2012.

Daily Closing Rates	2008	2009	2010	2011	2012
High	1.2935	1.2991	1.0745	1.0549	1.0397
Low	0.9765	1.0259	0.9946	0.9428	0.9683
Close	1.2180	1.0510	0.9946	1.0170	0.9949
Average Noon	1.0660	1.1420	1.0299	0.9891	0.9996

Source: Bank of Canada

On March 28, 2013 the noon rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.0156.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon)	Pound	Japanese
Closing Rate	at March 31	Euro	Dollar	Sterling	Yen
	2007	1.5418	1.1529	2.2697	0.009806
	2008	1.6244	1.0279	2.0407	0.010290
	2009	1.6710	1.2602	1.8022	0.012710
	2010	1.3737	1.0156	1.5422	0.010870
	2011	1.3782	0.9718	1.5595	0.011740
	2012	1.3322	0.9975	1.5970	0.012120
	2013	1.3042	1.0156	1.5417	0.010800

OFFICIAL STATEMENTS

The Minister of Finance or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2013

Public Debt Management Fund	$157,789,282

Sinking Fund General	$656,989,985

Canada Pension Plan Fund (A)

Series	Date Of Issue	Maturity Date	Amount Outstanding (in thousands)		Coupon Rate	Canadian Dollars	Sinking Funds (B)
C36	01-Mar-99	01-Mar-19	$27,102,000	CAD	5.870	$27,102,000
C37	03-Mar-00	03-Mar-20	73,922,000	CAD	6.610	73,922,000
C38	02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000
C39	01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000
C40 (C)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41	02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000
C44	02-Mar-08	02-Mar-38	81,516,000	CAD	4.850	81,516,000
C45	01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000
C46	01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000
C47	01-Aug-10	01-Aug-40	46,648,000	CAD	4.720	46,648,000
C48	04-July-11	04-July-41	78,408,000	CAD	4.290	78,408,000
C49	03-July-12	03-July-42	55,808,000	CAD	3.440	55,808,000
			$1,079,352,000			$1,079,352,000	$814,779,267

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2013

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars	Sinking Funds (B)
P21	30-Oct-97	14-Mar-14	$44,000,000	CAD	9.000	$44,000,000
P78 (C)	02-Sep-03	01-Jun-17	50,000,000	CAD	5.460	50,000,000
P102 (C)	26-Apr-06	01-Jun-13	630,000,000	CAD	4.500	630,000,000
P103 (C)	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000
P107	3-Dec-09	3-Dec-14	350,000,000	CAD	FRN	350,000,000
P111 (C)	20-Dec-11	10-Jan-22	15,000,000	CAD	Step-up	15,000,000
P112	20-Jan-12	02-Jun-62	1,488,800,000	CAD	3.500	1,488,800,000
P113 C)	09-Nov-12	09-Nov-17	150,000,000	CAD	FRN	150,000,000
			$2,927,800,000			$2,927,800,000	$0.0

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2013

Payable in Canadian Dollars

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Rate	Canadian Dollars	Sinking Funds in Canadian Dollars (B)
9K	30-Jan-92	30-Jan-22	$200,000,000	CAD	9.600	$200,000,000	$104,197,460
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	01-Dec-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B6	14-Jan-05	14-Jan-15	200,000,000	CAD	4.700	200,000,000
B7	30-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	25-Jan-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
B9	18-Aug-06	18-Aug-16	300,000,000	CAD	4.600	300,000,000
D2	25-Nov-09	25-Nov-19	900,000,000	CAD	4.150	900,000,000
D3	14-Dec-09	14-Jun-41	950,000,000	CAD	4.700	950,000,000
D5	08-Mar-11	01-Jun-21	900,000,000	CAD	4.100	900,000,000
D6	26-May-11	01-Jun-42	1,050,000,000	CAD	4.400	1,050,000,000
Total Payable in Canadian dollars			$7,050,000,000			$7,050,000,000	$104,197,460

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2013

Payable in Pound Sterling

Series	Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
8P (D)	18-Apr-84	18-Apr-19	60,000,000	GBP	11.75	114,386,580

			£60,000,000			$114,386,580	—

Adjustments relating to swap agreements			(£60,000,000)			($114,386,580)

Total Payable in Pound Sterling after swaps:			—			—	—

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2013

Payable in United States Dollars

Series	Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
Hedged
9N (D)	27-Jul-93	27-Jul-13	$300,000,000	USD	7.250	$299,850,000	$295,191,127
8V (D)	15-Mar-86	15-Mar-16	150,000,000	USD	8.875	205,725,000	177,952,773
9B (D)	01-Feb-89	01-Feb-19	200,000,000	USD	9.500	198,000,000	135,574,879
9C (D)	01-Jul-89	01-Jul-19	200,000,000	USD	8.875	199,900,000	129,636,396
9D (D)	15-Nov-89	15-Nov-19	244,000,000	USD	8.250	246,318,000	215,612,753
9E (D)	01-Mar-90	01-Mar-20	300,000,000	USD	9.250	409,200,000	267,607,540
9J (D)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	178,572,924
9L (D)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	199,882,170
9M (D)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,310,000	175,175,711
D1 (C)(D)	26-Jan-07	26-Jan-17	500,000,000	USD	5.125	562,470,000	—
D4 (C)(D)	21-Jul-10	21-Jul-15	750,000,000	USD	2.375	771,750,000	—

			3,544,000,000			3,914,041,894	$1,775,206,272

Adjustments relating to swap agreements			$(3,544,000,000)			$(3,914,041,894)

Total Payable in USD after swaps:			—			—	—

LONG TERM TOTAL						$15,085,580,474	$2,694,182,999

(A)	Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.
(B)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.
(C)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2013.
(D)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian denominated debt.